Exhibit 99.1

Notice of our 2017 annual and special meeting

When	Where
May 4, 2017 10:30 a.m. (Newfoundland Daylight Time)	Holiday Inn St. John’s, Salon A 180 Portugal Cove Road St. John’s, Newfoundland and Labrador

What the meeting will cover

1.              Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2016 and the auditors’ report

2.              Elect the directors

3.              Appoint the auditors and authorize the directors to fix the auditors’ remuneration

4.              Have a say on executive pay

5.              Vote on approving the amended and restated employee share purchase plan

6.              Transact any other business that may properly come before the meeting

Your right to vote

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 17, 2017. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders until 10 days before the meeting, as long as you have proper proof that you own shares of Fortis.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the attached management information circular.

Vote in person or by proxy

If you want to attend the meeting and vote your shares in person, you will need to register with our transfer agent, Computershare Trust Company of Canada, when you arrive. If you are appointing someone else to be your proxyholder or if you are a non-registered (beneficial) shareholder, please read the information beginning on page 6 of the circular.

We’ll have a live webcast of the meeting on our website (www.fortisinc.com) if you are unable to attend in person.

The board of directors has approved the contents of the notice and authorized us to send this information to our shareholders, directors and our auditors.

By order of the board of directors,

David C. Bennett

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 17, 2017

Message from the Chair of the Board and

the President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board and management of Fortis Inc., it is our pleasure to invite you to the 2017 annual and special meeting of shareholders on Thursday, May 4, 2017 in St. John’s, Newfoundland and Labrador. The meeting will be held in Salon A of the Holiday Inn St. John’s at 180 Portugal Cove Road, beginning at 10:30 a.m. local time.

The shareholder meeting is your opportunity to vote on specific items of business and meet members of the board and management. We will also present our results for the year, discuss our plans for the future and answer questions from shareholders.

The enclosed management information circular contains important information about the meeting and the items of business. Please take some time to read the circular before you vote your shares.

This year you will elect 12 directors to the board. Each is qualified and experienced and brings a strong mix of skills to the board. You can read about each nominee beginning on page 13.

You will also have a say on executive pay with our annual advisory vote on our approach to executive compensation. You can read more about executive compensation at Fortis in the message from the chair of the human resources committee beginning on page 44 and the detailed discussion of the program and decisions for the year beginning on page 47. At this year’s meeting you will also vote on approving an amendment to our employee share purchase plan which has been expanded to allow our United States (U.S.) employees to participate in the plan and become Fortis shareholders.

A year of strong growth

Fortis posted another year of strong results in 2016, highlighting the value of our low-risk and diversified portfolio of utilities.

On an adjusted basis, reported net earnings were $721 million or $2.33 per common share, 10% higher than our 2015 adjusted earnings per share (EPS) of $2.11. The most significant adjustments to earnings were to exclude utility acquisition-related expenses in 2016, and the gain on sales of non-core businesses in 2015.

We also achieved a number of other successes in 2016:

• We closed the acquisition of ITC Holdings Corp. (ITC) on October 14, 2016, two and half months earlier than expected, and fast for acquisitions in the utility sector

• We listed our common shares and began trading on the New York Stock Exchange (NYSE)

• We acquired Aitken Creek, the largest natural gas storage facility in British Columbia, which is uniquely positioned to benefit from the future development of natural gas resources in that province

• We also made significant progress on a number of key regulatory proceedings, resulting in reasonable regulatory stability for our utilities in the near term.

The acquisition of ITC, the largest independent electric transmission utility in the United States, is transformational and reinforces Fortis as a leader in the North American gas and electric utility industry.

ITC dramatically extends our reach in the United States to eight additional states and the NYSE listing increases liquidity for Fortis through access to a broader group of investors and trading activity for Fortis shares in the United States, all of which are critical to our growth strategy.

Delivering value to shareholders

In 2016, Fortis continued to deliver value to shareholders with an annual dividend of $1.525 per common share and a one-year total shareholder return of 15.2%.

Since our initial push into the U.S. with the purchase of CH Energy Group, Inc. (CH Energy Group) in 2013, our adjusted EPS has grown at a compound annual growth rate of 11%, one of the highest in the industry for the three-year period through to 2016.

Over the past 10 years, Fortis has outperformed the market and delivered a compound annual dividend growth rate of 9% to shareholders. The increase in our dividend from $0.375 to $0.40 per share in the fourth quarter of 2016 marks 43 consecutive years of annual dividend increases — the longest record of any public corporation in Canada — and we have targeted average annual dividend growth of approximately 6% through 2021.

Pay aligned with performance

Strong corporate performance resulted in compensation for the five most senior executives above target, and up 5.7% from 2015.

Annual incentives were awarded at maximum for several executives, including the President and Chief Executive Officer, in recognition of the strong 2016 financial results and the successful and early closing of the ITC transaction.

Both the board and the human resources committee take great care to ensure compensation supports the business strategy, links to performance and aligns with shareholder interests.

Committed to strong governance

The board and management are committed to good governance and sound business practices. We are also committed to engaging more with our shareholders as we continue to grow and expand our investor base. Fortis continues to promote diversity and has committed to having a board where each gender represents at least one-third of the board’s independent directors — a level we currently meet.

Board changes

Ongoing board refreshment is also a key element of good governance, and we would like to thank David G. Norris and Peter E. Case for their valuable contributions and service on the Fortis board.

Mr. Norris stepped down from his role as Chair on September 1, 2016 and will retire from the board at the end of the 2017 shareholder meeting after completing the maximum 12-year tenure as a Fortis director. During his tenure, Mr. Norris also served as chair of the audit committee for five years. Mr. Norris provided outstanding board leadership through a very successful period in our history and we appreciate his efforts to ensure a timely and effective transition from his role as Chair.

Mr. Case is also completing 12 years on the Fortis board and therefore is also not standing for re-election. Mr. Case served as chair of the audit committee for six years and was a member of the governance and nominating committee for the past four years. He brought tremendous knowledge of the capital markets and insight to the energy sector.

Our tenure policy provides an effective way to build deep knowledge and expertise and an orderly process for board renewal.

This year two new director nominees are standing for election to the Fortis board.

Lawrence T. Borgard, an electrical engineer, brings extensive experience in the U.S. energy sector as a former President and Chief Operating Officer of Integrys Energy Group, a diversified energy holding company that was recently bought by another investor-owned utility.

Joseph L. Welch, an electrical engineer, is Chairman of the Board of ITC and also served as its President and Chief Executive Officer until October 31, 2016. Mr. Welch brings deep experience in the U.S. utility business and led ITC’s growth as it became the largest independent electric transmission company in the U.S.

Looking ahead

Today Fortis serves over three million gas and electricity customers across North America and the Caribbean. We are the largest investor-owned, electric and gas utility in Canada and one of the top 15 in North America when measured by enterprise value. We are confident about a bright future for Fortis and our prospects for long-term, profitable growth.

We thank you for your continued interest in Fortis and please remember to vote your shares. We look forward to seeing you on May 4, 2017.

Sincerely,

Douglas J. Haughey	Barry V. Perry
Chair, Board of Directors	President and Chief Executive Officer

What’s inside

Notice of our 2017 annual and special meeting	IFC

Message to shareholders	1

Management information circular	5
1. ABOUT THE SHAREHOLDER MEETING	6
• Voting	6
• What the meeting will cover	8
• About the nominated directors	12
2. GOVERNANCE	30
• Our governance policies and practices	30
• About the Fortis board	31
• Serving as a director	40
3. EXECUTIVE COMPENSATION	43
Letter from the chair of the human resources committee	44
Compensation discussion and analysis	47
• Compensation strategy	47
• Compensation governance	47
• Compensation design and decision-making	52
• 2016 Executive compensation	56
• Share performance and cost of management	74
2016 Compensation details	76
4. OTHER INFORMATION	84
APPENDICES	86
A — Change of external auditors documentation	86
B — Second amended and restated 2012 employee share purchase plan	89
C — Statement of corporate governance practices	101
D — Board mandate	111

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this circular reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: the expectation of regulatory stability for Fortis’ utilities in the near term, target average annual dividend growth through 2021, and the nature, timing, expected costs and impacts of certain capital projects including, without limitation, community-scale solar projects in Arizona and utility-scale solar projects in the Turks and Caicos Islands.

Forward looking statements involve significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements, including, without limitation:  the receipt of applicable regulatory approvals and requested rate orders, no material adverse regulatory decisions being received, and the expectation of regulatory stability; no material capital project and financing cost overrun related to any of Fortis’ capital projects, the board of directors exercising its discretion to declare dividends, taking into account the business performance and financial conditions of Fortis, no significant variability in interest rates, no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; no severe and prolonged downturn in economic conditions, no significant decline in capital spending, sufficient liquidity and capital resources; no significant changes in government energy plans, environmental laws and regulations that may materially negatively affect Fortis and its subsidiaries, the ability to obtain and maintain licences and permits, retention of existing service areas, no significant changes in tax laws, favourable labour relations, and sufficient human resources to deliver service and execute the capital program.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission (SEC).

All forward-looking information in this circular is qualified in its entirety by the above cautionary statements and, except as required by law, Fortis undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 17, 2017 (the record date) and are entitled to receive notice of and vote at our annual and special meeting of shareholders at the Holiday Inn St. John’s on May 4, 2017 (or a reconvened meeting if the meeting is postponed or adjourned).

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, e-mail, internet or facsimile by a Fortis director, officer or employee or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $30,000 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares (see page 6 for details).

The board of directors of Fortis has approved the contents of the circular and authorized us to send it to all shareholders of record.

David C. Bennett

Executive Vice President, Chief Legal Officer and Corporate Secretary

St. John’s, Newfoundland and Labrador

March 17, 2017

In this document:

•      we, us, our and Fortis means Fortis Inc.

•      you, your and shareholder refer to holders of Fortis common shares

•      shares and Fortis shares mean common shares of Fortis, unless indicated otherwise

•      all dollar amounts are in Canadian dollars, unless indicated otherwise

•    information is as of March 17, 2017 unless indicated otherwise.

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2017 annual and special meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and the notice of the meeting and voting instruction form directly to non-objecting beneficial owners. If you are a non-registered shareholder, and Fortis or its agent has sent the notice of meeting and voting instruction form directly to you, your name and address and information about your holdings of Fortis shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding them on your behalf. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online at www.envisionreports.com/fortis2017, under our SEDAR profile at www.sedar.com, under our EDGAR profile at www.sec.gov or on our website at www.fortisinc.com.

1. ABOUT THE SHAREHOLDER MEETING

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on March 17, 2017, the record date. Shareholders will vote on four items of business and any other matters that may properly come before the meeting (see page 8).

If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders up until 10 days before the meeting if you have proper proof that you own the shares. Contact our transfer agent, Computershare Trust Company of Canada (Computershare), right away (see below).

As of the record date, we had 415,519,809 common shares issued and outstanding. Each share entitles the holder to one vote on the items to be voted on.

How to vote

The voting process is different depending on whether you’re a registered or non-registered shareholder:

Registered shareholders Your shares are registered in your name

Non-registered (beneficial) shareholders Your shares are held in the name of your nominee
(usually a bank, trust company, securities dealer or
other financial institution) and you are the
beneficial owner of the shares

Voting by proxy is the easiest way to vote. This means you have the right to appoint someone else (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

By choosing to send these materials to you directly, Fortis (and not the intermediary holding on your behalf) has assumed responsibility for delivering these materials to you, and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

Print the name of the person or company you’re appointing in the space provided on the proxy form in your package of materials. Then complete your voting instructions, date and sign the form and return it to Computershare right away.

You can vote your shares in one of two ways:

If you do not appoint your own proxyholder, the Fortis representatives named on the proxy form will act as your proxyholder, and will vote your shares according to your instructions.

Submit your voting instructions

Use one of the methods provided on the voting instruction form (phone, fax or over the internet), or simply complete the form and mail it to the address provided on the form.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:		Vote in person Print your name in the space provided on the voting instruction form to appoint yourself as proxyholder, and follow the instructions from your nominee.
• FOR the nominated directors
• FOR the appointment of Deloitte LLP as our auditors • FOR our approach to executive compensation • FOR the amendment of the existing amended and restated employee share purchase plan		Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Vote by proxy
Internet	Go to www.investorvote.com. Enter the 15-digit control number printed on the form and follow the instructions on screen.

Phone	1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the form. Follow the interactive voice recording instructions to submit your vote.

Mail

Enter your voting instructions on the proxy form, sign and date it, and send the completed form to:

Computershare Trust Company of Canada

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario  M5J 2Y1

Vote in person
Check in with a Computershare representative when you arrive at the meeting. Do not fill out the proxy form because you will be casting your vote at the meeting.

Send your voting instructions right away

Take some time to read this circular and then vote your shares right away. We must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight time) on May 2, 2017 to ensure your shares are voted at the meeting.

If you are a non-registered shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The proxy cut-off may be waived or extended by the Chair of the meeting at his discretion, without notice.

Questions?

Call Kingsdale at:

•      1.888.518.6828 (toll-free within North America) or

•      416.867.2272 (collect call outside North America)

Or send an email to:

contactus@kingsdaleadvisors.com

Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:

•        vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight time) on May 2, 2017

•        complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight time) on May 2, 2017

•        send a written notice from you or your authorized attorney to our Corporate Secretary so that it is received before 10:30 a.m.  (Newfoundland Daylight time) on May 2, 2017.

If you are a non-registered shareholder, follow the instructions provided by your nominee.

Confidentiality and voting results

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

If you do not attend the meeting, the voting results will be available on our website after the meeting (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR at (www.sec.gov).

How to obtain paper copies of our meeting materials

Registered and non-registered (beneficial) shareholders can ask for free paper copies of this circular and the proxy form or voting information form to be sent to them by mail. Requests can be made up to one year from the date the meeting materials are posted on our website. If you have questions about notice and access or want to order paper copies of our meeting materials, please contact Kingsdale (see above).

Or request free paper copies from our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

P. O. Box 8837

St. John’s, NL

A1B 3T2

What the meeting will cover

You will receive an update on our 2016 performance and vote on at least four items of business. An item is approved if a simple majority of shareholders represented in person or by proxy at the meeting vote FOR a resolution, except for the election of directors (see the note below about our majority voting policy for electing directors).

Quorum

We must have a quorum at the beginning of the meeting for it to proceed and to transact business. This means we must have two people present who together hold, or represent by proxy, at least 25% of our common shares issued and outstanding as of the record date.

1. Receive the financial statements (www.fortisinc.com)

We will present our consolidated financial statements for the year ended December 31, 2016 together with the auditors’ report. We mailed our consolidated financial statements to all registered shareholders and the beneficial shareholders who requested to receive a copy. You can also find a copy in our annual report, on our website (www.fortisinc.com), and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect directors (see page 12)

You will elect 12 directors to the board this year:

Tracey C. Ball

Pierre J. Blouin

Lawrence T. Borgard

Maura J. Clark

Margarita K. Dilley

Ida J. Goodreau

Douglas J. Haughey

R. Harry McWatters

Ronald D. Munkley

Barry V. Perry

Joseph L. Welch

Jo Mark Zurel

Ten directors are standing for re-election and Lawrence T. Borgard and Joseph L. Welch have been nominated as directors of the Fortis board for the first time. Peter E. Case and David G. Norris are not standing for re-election because they will have each served the maximum of 12 years on the board as of the date of the meeting. You can read about the nominated directors beginning on page 12 and our policy on director tenure on page 42.

If for any reason any of the proposed nominees are unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion unless the shareholder has specified in its proxy that their shares are to be withheld from voting for the election of directors.

Majority voting policy

A nominee must receive more FOR than WITHHOLD votes to serve as a director on our board (see page 12).

The board and management recommend that you vote FOR the nominated directors.

3. Appoint the auditors (see page 86)

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our auditors to hold office until the close of the next annual meeting of shareholders.

In keeping with our commitment to best practices in corporate governance, earlier this year the audit committee completed a comprehensive tender process for the 2017 external audit engagement. After careful consideration and subject to the approval of our shareholders, the audit committee selected Deloitte LLP based on the qualifications of its audit team, technology and independence. Additional documents related to the change of auditors (Change of auditors notice and acknowledgements by Ernst & Young LLP and Deloitte LLP) are set out in Appendix A.

The board negotiates the fees to be paid to the auditors. Fees are based on the complexity of the matters and the auditors’ time. Management believes the fees negotiated in the past have been reasonable and are comparable to fees charged by other auditors providing similar services.

The table below shows the fees paid to Ernst & Young LLP in the last two years:

	2016	2015
Audit fees	$5,884,000	$5,223,000
Audit-related fees	$1,727,000	$870,000
Tax fees	$332,000	$475,000
Non-audit fees	—	—
Total	$7,943,000	$6,568,000

Total fees were higher than in 2015, mainly due to the assurance services provided for readiness assessment of the Sarbanes Oxley Act of 2002 (SOX), registration with the SEC and the acquisition of ITC and related financings.

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors’ remuneration for 2017.

4. Have a say on executive pay (see page 47)

As part of our commitment to strong corporate governance, the board is holding an advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions and topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada. Last year 97.49% of the votes were cast in favour of our approach to executive compensation.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders of Fortis accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the advisory and non-binding vote on our approach to executive compensation as described in this circular.

5. Vote on the amended and restated 2012 employee share purchase plan (see page 71)

Our amended and restated 2012 employee share purchase plan (the 2012 ESPP) gives full-time and part-time employees, including executives, a convenient way to become Fortis shareholders and build their equity ownership. It is also an effective way for us to attract, retain and motivate employees. The plan is open to Canadian and U.S. residents and employees in other countries where they are allowed to participate.

On February 15, 2017, the board approved an amendment to the 2012 ESPP (the Plan Amendment) to increase the share reserve under the 2012 ESPP by 2,000,000 shares. As there are currently 286,166 shares available for issuance under the 2012 ESPP, implementing the amendment will result in a total of 2,286,166 shares available for issuance under the plan, representing 0.55% of the total number of shares issued and outstanding as of the date of this circular.

The Plan Amendment must be approved by a majority of votes cast in person or by proxy by shareholders at the meeting for it to take effect. The Plan Amendment was conditionally accepted by the Toronto Stock Exchange (TSX) on March 14, 2017, provided that we receive the approval of shareholders and satisfy certain conditions imposed by the TSX, including the filing of evidence of shareholder approval.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

1.              The amendment of the existing amended and restated 2012 employee share purchase plan of Fortis, be and is hereby approved;

2.              Fortis is hereby authorized to issue an additional 2,000,000 shares under the plan, which, when combined with the 286,166 shares currently available for issuance, will permit the issuance of a maximum aggregate of 2,286,166 common shares from treasury in accordance with the terms of the second amended and restated 2012 employee share purchase plan, which common shares will be issued as fully paid and non-assessable common shares in the capital of Fortis; and

3.              Any officer of Fortis be and is hereby authorized, for and in the name of and on behalf of Fortis, to execute and deliver all such further agreements, instruments, amendments, certificates and other documents and to do all such other acts or things as such officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other act or things being conclusive evidence of such determination.

The board and management recommend that you vote FOR the resolution to approve the amendment of the amended and restated 2012 employee share purchase plan.

Background

Shareholders first approved an employee share purchase plan in 1987, and an amended and restated plan in 1994.

In May 2010, the board adopted an employee share purchase plan that allowed the plan administrator to purchase Fortis common shares on the open market rather than obtaining all the shares from treasury. In 2012, shareholders approved the 2012 ESPP in substantially the current form, subject to certain amendments approved by the board on December 6, 2016 and subsequently accepted by the TSX (the 2016 Plan Amendments). The 2016 Plan Amendments were implemented to facilitate participation by U.S. resident employees of Fortis and its subsidiaries in the plan and did not require the approval of Fortis shareholders under the terms of the 2012 ESPP or the applicable rules of the TSX. See 2016 Amendments to the 2012 ESPP on page 11 for a description of the 2016 Plan Amendments.

Plan status

The table below provides details of the share activity under the plans at the end of 2016:

(as at December 31, 2016)
Total number of common shares outstanding under the 2012 ESPP	3,084,063
As a % of the total number of shares issued and outstanding	0.768%
Total number of common shares allocated for issue from treasury under the 2012 ESPP
(while retaining the flexibility to acquire shares in the open market)	2,044,664
Number of shares remaining in the 2012 ESPP reserve	426,526

The next table provides details of the share activity under the plan as at March 17, 2017:

(as at March 17, 2017)
Total number of common shares that have been issued from treasury to employees of Fortis and its subsidiaries	1,758,498
As a percentage of the total number of shares issued and outstanding	0.423%
Total number of common shares available for future issue	286,166
As a percentage of the total number of shares issued and outstanding	0.069%
Number of employees and retirees who are participants in the predecessor plans	3,627

2016 Amendments to the 2012 ESPP

On December 6, 2016 the Board approved the 2016 Plan Amendments to incorporate the following changes to the 2012 ESPP:

•     amendments incorporated to limit the ability of certain participants in the 2012 ESPP to receive loans under the plan, reflecting prohibitions imposed by applicable U.S. laws on the ability of Fortis to make loans to certain officers

•     amendments to incorporate references to the U.S. Securities Act of 1933, as amended (U.S. Securities Act), as being applicable to the 2012 ESPP in connection with issuances to U.S. residents

•     the addition of a new suspension event definition to clarify that the 2012 ESPP may be suspended if required under certain applicable U.S. laws

•     a clarification that the rules of a stock exchange other than the TSX could apply to future amendments to the 2012 ESPP

•     amendments to reflect the fact that retirees who are U.S. residents are not entitled to continue to participate in the 2012 ESPP following their retirement, and

•     the incorporation of certain provisions confirming the tax treatment for participants who are U.S. residents under the U.S. Internal Revenue Code of 1986.

All of these amendments were implemented in compliance with section 19.2 of the plan which permits amendments to be made without shareholder approval. Only the Plan Amendment providing for the issuance of up to an additional 2,000,000 common shares under the 2012 ESPP, and not the 2016 Plan Amendments, requires the approval of shareholders at the meeting. See employee share purchase plan on page 71 for more information and see Appendix B for the complete text of the 2012 Plan, including the proposed amendment and the 2016 Plan Amendments.

6. Other business

We did not receive any shareholder proposals by the deadline of February 4, 2017 and management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you see fit.

Shareholders who are entitled to vote at the 2018 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 2, 2018, in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

About the nominated directors

This year 12 people have been nominated to serve on the board. You can read about the nominated directors in the profiles that follow.

Ten of the nominees currently serve on the board, and two have been nominated for the first time: Joseph L. Welch who serves as Chairman of the Board of ITC, which Fortis acquired in October 2016, and Lawrence T. Borgard who was President and Chief Operating Officer of Integrys Energy Group.

All but two of the nominated directors are independent. Mr. Perry is not independent because he is our President and Chief Executive Officer. Mr. Welch is not considered independent under Canadian securities laws because he was President and Chief Executive Officer of ITC until October 31, 2016. He will be considered independent on November 1, 2019.

None of the nominated directors serve together on another unrelated public company board, and none of the nominations involves a contract, arrangement or understanding between a Fortis director or executive officer or any other individual.

None of the nominated directors, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors. As part of the merger agreement between Fortis and ITC, Fortis agreed to nominate Mr. Welch as a director of Fortis for the two annual general meetings following the closing of the acquisition.

A strong and diverse board

100% are financially literate

10 of 12 directors are independent

average tenure 3.9 years

4 directors are female

8 have utility/energy experience

10 have governance and risk management experience

7 have executive compensation experience

100% have senior executive experience

About majority voting

Our majority voting policy requires a nominated director who receives more WITHHELD than FOR votes to tender his or her resignation to the Chair of the board. The governance and nominating committee will consider the offer and make a recommendation to the board.

The board will accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders. The director will not participate in the committee’s or the board’s deliberations. The board will make its decision within 90 days of the shareholder meeting and announce it in a media release with an explanation of the reasons for the decision.

The policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

The board updated the majority voting policy in January 2016.

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership on page 40. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $39.01 on March 18, 2016 and $42.84 on March 17, 2017.

Douglas J. Haughey

Calgary, Alberta, Canada

Corporate director

Chair of the board since September 2016

Director since May 2009

Age 60

Independent

Skills and experience

•      Finance / Accounting

•      Utility / Energy

•      Senior executive

•      Executive compensation

•      Governance and risk management

•      Mergers and acquisitions

From August 2012 through May 2013, Mr. Haughey was Chief Executive Officer of The Churchill Corporation, a commercial construction and industrial services company focused on the western Canadian market. From 2010 through its successful sale to Pembina Pipeline in April 2012, he served as President and Chief Executive Officer of Provident Energy Ltd., an owner/operator of natural gas liquids midstream facilities. From 1999 through 2008, Mr. Haughey held several executive roles with Spectra Energy and predecessor companies. He had overall responsibility for its western Canadian natural gas midstream business, was President and Chief Executive Officer of Spectra Energy Income Fund and also led Spectra’s strategic development and mergers and acquisitions teams based in Houston, Texas.

Mr. Haughey graduated from the University of Regina with a Bachelor of Administration and from the University of Calgary with an MBA. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Haughey was appointed Chair of the board in September 2016 and serves on all board committees. He served as chair of the human resources committee from March 2, 2015 through September 1, 2016. He served on the board of directors of FortisAlberta and served as its Chair from 2013 to February 2016.

2016 Voting results	2016 Board and committee attendance
99.57% votes for	Board of directors (Chair)	16 of 16		100%
0.43% votes withheld	Audit	12 of 12		100%
	Human resources	7 of 7		100%
	Governance and nominating	3 of 3	(1)	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	10,000	20,550	$1,308,762	yes (3.6x)
2016	10,000	16,559	$1,036,067
Change	—	3,991	$272,695

Other unrelated public company directorships during the last five  years

Keyera Corporation (Lead Director, Compensation and Governance)

(1)         Mr. Haughey attended all committee meetings since joining the committee in September 2016.

Tracey C. Ball

Edmonton, Alberta, Canada

Corporate director

Director since May 2014

Age 59

Independent

Skills and experience

•                  Finance / Accounting

•                  Capital markets

•                  Senior executive

•                  Governance and risk management

•                  Legal / Regulatory

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Canadian Chartered Professional Accountants of Canada, the Institute of Chartered Accountants of Alberta, and the Association of Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Institute of Chartered Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball was appointed to the audit committee on May 14, 2014. Ms. Ball serves as Chair of the board of FortisAlberta.

2016 Voting results	2016 Board and committee attendance
99.82% votes for	Board of directors	15 of 16	(1)	94%
0.18% votes withheld	Audit	12 of 12		100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	4,950	10,227	$650,183	yes (3.9x)
2016	4,950	7,284	$477,248
Change	—	2,943	$172,935

Other unrelated public company directorships during the last five years

—

(1)         Ms. Ball was unable to attend one board meeting by teleconference because of technical difficulties.

Pierre J. Blouin

Ile Bizard, Quebec, Canada

Corporate director

Director since May 2015

Age 59

Independent

Skills and experience

•                  Finance / Accounting

•                  Capital markets

•                  Utility / Energy

•                  Public policy and government relations

•                  Senior executive

•                  Executive compensation

•                  Governance and risk management

•                  Legal / Regulatory

•                  Mergers and acquisitions

•                  Technology

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

Mr. Blouin was appointed to the human resources committee on May 7, 2015 and the governance and nominating committee on May 5, 2016.

2016 Voting results	2016 Board and committee attendance
99.51%votes for	Board of directors	16 of 16		100%
0.49%votes withheld	Human resources	7 of 7		100%
	Governance and nominating	4 of 4	(1)	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	2,380	7,192	$410,064	Has until May 2020 to meet the guideline
2016	2,380	3,294	$221,343
Change	—	3,899	$188,721

Other unrelated public company directorships during the last five years

National Bank of Canada (Human Resources Committee)

Manitoba Telecom Services Inc.

(1)         Mr. Blouin attended all committee meetings since joining the committee in May 2016.

Lawrence T. Borgard

Naples, Florida, USA

Corporate director

New nominee

Age 55

Independent

Skills and experience

•                  Capital markets

•                  Utility / Energy

•                  Senior executive

•                  Executive compensation

•                  International business

•                  Mergers and acquisitions

Mr. Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys’ six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles.

Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

2016 Board and committee attendance

New nominee	n/a

Fortis securities held (as at March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	—	—	—	If elected, will have until May 2022 to meet the guideline

Other unrelated public company directorships during the last five years

—

Maura J. Clark

New York, New York, USA

Corporate director

Director since May 2015

Age 58

Independent

Skills and experience

•                  Finance / Accounting

•                  Capital markets

•                  Utility / Energy

•                  Senior executive

•                  Governance and risk management

•                  International business

•                  Legal / Regulatory

•                  Mergers and acquisitions

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark’s prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen’s University with a Bachelor of Arts in Economics. She is a member of the Association of Chartered Professional Accountants of Ontario.

Ms. Clark was appointed to the audit committee on May 7, 2015 and the governance and nominating committee on May 5, 2016.

2016 Voting results	2016 Board and committee attendance
99.76% votes for	Board of directors	16 of 16		100%
0.24% votes withheld	Audit	12 of 12		100%
	Governance and nominating	4 of 4	(1)	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	—	4,862	$208,288	Has until May 2020 to meet the guideline
2016	—	2,115	$82,506
Change	—	2,747	$125,782

Other unrelated public company directorships during the last five years

Elizabeth Arden, Inc. (Audit (Chair), Nominating and Corporate Governance)

Agrium Inc.

(1)         Ms. Clark attended all committee meetings since joining the committee in May 2016.

Margarita K. Dilley

Washington, D.C., USA

Corporate director

Director since May 2016

Age 59

Independent

Skills and experience

•                  Finance / Accounting

•                  Capital markets

•                  Utility / Energy

•                  Senior executive

•                  Governance and risk management

•                  International business

•                  Mergers and acquisitions

•                  Technology

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley’s prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley serves as the Chair of the board of CH Energy Group. Ms. Dilley was appointed to the audit committee on May 5, 2016.

2016 Voting results	2016 Board and committee attendance
99.76% votes for	Board of directors	9 of 9	(1)	100%
0.24% votes withheld	Audit	8 of 8	(2)	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	—	2,712	$116,182	Has until May 2021 to meet the guideline
2016	—	—	—
Change	—	2,712	$116,182

Other unrelated public company directorships during the last five years

—

(1)         Ms. Dilley attended all of the board meetings since joining the board in May 2016.

(2)         Ms. Dilley attended all committee meetings since joining the committee in May 2016.

Ida J. Goodreau

Vancouver, British Columbia, Canada

Corporate director

Director since May 2009

Age 65

Independent

Skills and experience

•                  Finance / Accounting

•                  Utility / Energy

•                  Senior executive

•                  Executive compensation

•                  Governance and risk management

•                  International business

•                  Mergers and acquisitions

Ms. Goodreau is past President and Chief Executive Officer of LifeLabs. Prior to joining LifeLabs in March 2009, Ms. Goodreau served as President and Chief Executive Officer of the Vancouver Coastal Health Authority from 2002. She has held senior leadership roles in several Canadian and international pulp and paper and natural gas companies.

Ms. Goodreau graduated from the University of Windsor with a Bachelor of Commerce, Honours, and an MBA, and from the University of Western Ontario with a Bachelor of Arts (English and Economics).

Ms. Goodreau was appointed chair of the human resources committee on September 1, 2016 and serves on the governance and nominating committee. She serves as a director of FortisBC Energy and FortisBC and will serve as Chair of those companies beginning April 1, 2017.

2016 Voting results	2016 Board and committee attendance
99.47% votes for	Board of directors	16 of 16	100%
0.53% votes withheld	Human resources (Chair)	7 of 7	100%
	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	—	28,684	$1,228,823	yes (6.8x)
2016	—	25,068	$977,903
Change	—	3,616	$250,920

Other unrelated public company directorships during the last five years

—

R. Harry McWatters

Summerland, British Columbia, Canada

President, Vintage Consulting Group Inc.

Director since May 2007

Age 71

Independent

Skills and experience

•                  Public policy and government relations

•                  Senior executive

•                  Governance and risk management

Mr. McWatters is President of Vintage Consulting Group Inc., Harry McWatters Inc. and Encore Vineyards Ltd., all of which are engaged in various aspects of the British Columbia wine industry. He is the founder and past President of Sumac Ridge Estate Wine Group.

Mr. McWatters serves on the governance and nominating committee. He is a former director of FortisBC Holdings and FortisBC, where he served as Chair from 2006 through 2010.

2016 Voting results	2016 Board and committee attendance
99.62% votes for	Board of directors	16 of 16	100%
0.38% votes withheld	Governance and nominating	5 of 5	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	1,100	33,146	$1,467,099	yes (8.9x)
2016	1,100	29,367	$1,188,518
Change	—	3,779	$278,581

Other unrelated public company directorships during the last five years

—

Ronald D. Munkley

Mississauga, Ontario, Canada

Corporate director

Director since May 2009

Age 71

Independent

Skills and experience

•                  Finance / Accounting

•                  Capital markets

•                  Utility / Energy

•                  Senior executive

•                  Executive compensation

•                  Governance and risk management

•                  Legal / Regulatory

•                  Mergers and acquisitions

Mr. Munkley retired in April 2009 as Vice Chairman and Head of the Power and Utility Business of CIBC World Markets. While there he acted as lead advisor on over 175 capital markets and strategic and advisory assignments for North American Utility clients. Prior to that he was Chief Operating Officer at Enbridge Inc. and Chairman of Enbridge Consumer Gas. Previously he was President and CEO of Consumer Gas where he led the company through deregulation and restructuring in the 1990s.

Mr. Munkley graduated from Queen’s University with a Bachelor of Science (Chemical Engineering), Honours. He is a professional engineer and has completed the Executive and Senior Executive Programs of the University of Western Ontario and the Partners, Directors and Senior Officers Certificate of the Canadian Securities Institute.

Mr. Munkley was appointed chair of the governance and nominating committee in May 2014 and also serves on the human resources committee.

2016 Voting results	2016 Board and committee attendance
99.51% votes for	Board of directors	16 of 16	100%
0.49% votes withheld	Human resources	7 of 7	100%
	Governance and nominating (Chair)	5 of 5	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	12,000	19,853	$1,364,583	yes (7.6x)
2016	12,000	16,559	$1,114,087
Change	—	3,294	$250,496

Other unrelated public company directorships during the last five years

Bird Construction Inc. (Audit, Personnel and Safety)

Barry V. Perry

St. John’s, Newfoundland and Labrador, Canada

President and Chief Executive Officer, Fortis Inc.

Director since January 2015

Age 52

Not independent

Mr. Perry is President and Chief Executive Officer of Fortis. Prior to his current position at Fortis, Mr. Perry served as President from June 30, 2014 to December 31, 2014 and prior to that served as Vice President, Finance and Chief Financial Officer since 2004. Mr. Perry joined the Fortis organization in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power.

He graduated from Memorial University with a Bachelor of Commerce and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador.

Mr. Perry serves as a director of Fortis utility subsidiaries FortisBC Energy, FortisBC, UNS Energy and ITC.

2016 Voting results	2016 Board and committee attendance
99.80% votes for	Board of directors	16 of 16	100%
0.20% votes withheld

Fortis securities held (as at March 18, 2016 and March 17, 2017)(1)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets executive share ownership target
2017	245,223	—	$10,505,353	yes (9.6x)
2016	191,122	—	$7,455,669
Change	54,101	—	$3,049,684

Other unrelated public company directorships during the last five years

—

(1)         Options are granted to Mr. Perry as part of his compensation as President and Chief Executive Officer of Fortis (see page 79). Mr. Perry does not receive director compensation as a member of the Fortis board.

Joseph L. Welch

Long Beach Key, Florida, USA

Corporate director

New nominee

Age 68

Not independent

Skills and experience

•                  Capital markets

•                  Utility / Energy

•                  Public policy and government relations

•                  Senior executive

•                  Executive compensation

•                  Governance and risk management

•                  International business

•                  Mergers and acquisitions

•                  Technology

Mr. Welch serves as Chairman of the Board of ITC. He retired as President and Chief Executive Officer of ITC effective October 31, 2016 following its acquisition by Fortis.

He began his career in the utility business in 1971, established ITCTransmission in Michigan as a stand-alone entity from its parent corporation in 2003, and subsequently led ITC’s growth into the largest independent electric transmission company in the United States.

Mr. Welch graduated from the University of Kansas with a Bachelor of Science (Electrical Engineering). He is a licensed professional engineer in the state of Michigan.

Mr. Welch has served as Chairman of the Board of ITC since 2008.

2016 Board and committee attendance

New nominee	n/a

Fortis securities held (as at March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	1,712,392	—	$73,358,873	yes (444.6x)

Other unrelated public company directorships during the last five years

—

Jo Mark Zurel

St. John’s, Newfoundland and Labrador, Canada

President, Stonebridge Capital Inc.

Director since May 2016

Age 53

Independent

Skills and experience

•                  Finance / Accounting

•                  Capital markets

•                  Senior executive

•                  Executive compensation

•                  Governance and risk management

•                  International business

•                  Mergers and acquisitions

Mr. Zurel is President of Stonebridge Capital Inc., a private investment company, and a corporate director. From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel has served on several private and public sector boards, including Major Drilling Group International Inc., the Canada Pension Plan Investment Board and Fronteer Gold Inc. He also serves on the boards of a private company and several not-for-profit organizations.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel was appointed to the human resources committee on May 5, 2016. He has served as a director of Newfoundland Power Inc. since 2008 and served as Chair of that board from 2012 until July 2016.

2016 Voting results	2016 Board and committee attendance
99.70% votes for	Board of directors	9 of 9	(1)	100%
0.30% votes withheld	Human resources	3 of 3	(2)	100%

Fortis securities held (as at March 18, 2016 and March 17, 2017)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Market value ($)	Meets share ownership target
2017	9,949	1,991	$511,509	yes (3.1x)
2016	9,949	—	$388,110
Change	—	1,991	$123,399

Other unrelated public company directorships during the last five years

Highland Copper Company Inc. (Audit (Chair), Compensation)

Major Drilling Group International Inc. (Audit (Chair), Compensation)

(1)         Mr. Zurel attended all board meetings since joining the board in May 2016.

(2)         Mr. Zurel attended all committee meetings since joining the committee in May 2016.

Additional information about the directors

2016 Meeting attendance

We expect directors to attend all of the regularly scheduled board and committee meetings and the annual meeting of shareholders, and ideally any special meetings. Directors can attend by teleconference if they are unable to attend in person.

The table below is a summary of the 2016 meeting attendance.

	Number of meetings	Overall meeting attendance
Board	16	97%
Audit committee	12	100%
Human resources committee	7	100%
Governance and nominating committee	5	100%
Total number of meetings held	40	98%

In 2016 there were more audit committee and board meetings than usual, largely related to the acquisition of ITC and related financing.

The next table summarizes the number of board and committee meetings attended by each non-executive director in 2016. You can see each director’s individual attendance record in the profiles beginning on page 13.

	Board meetings		Committee meetings		Total board and committee meetings
Tracey C. Ball	15 of 16	94%	12 of 12	100%	27 of 28	96%
Pierre J. Blouin	16 of 16	100%	11 of 11	100%	27 of 27	100%
Maura J. Clark	16 of 16	100%	16 of 16	100%	32 of 32	100%
Margarita K. Dilley	9 of 9	100%	8 of 8	100%	17 of 17	100%
Ida J. Goodreau	16 of 16	100%	12 of 12	100%	28 of 28	100%
Douglas J. Haughey	16 of 16	100%	22 of 22	100%	38 of 38	100%
R. Harry McWatters	16 of 16	100%	5 of 5	100%	21 of 21	100%
Ronald D. Munkley	16 of 16	100%	12 of 12	100%	28 of 28	100%
Jo Mark Zurel	9 of 9	100%	3 of 3	100%	12 of 12	100%
Directors not standing for re-election
Paul J. Bonavia (1)	0 of 4	—	—	—	0 of 4	—
Peter E. Case	16 of 16	100%	17 of 17	100%	33 of 33	100%
David G. Norris	16 of 16	100%	24 of 24	100%	40 of 40	100%

(1)         Mr. Bonavia did not attend meetings in January and February 2016 to avoid a potential conflict of interest regarding the ITC acquisition and another entity of which he was a member of the board of directors. He resigned from our board on February 8, 2016 to remain in compliance with the rules of the other entity. He was not a member of any board committee because he was not considered independent.

2016 Director compensation

	Fees earned (1)	Share-based awards (DSUs) (2)	All other compensation (3)	Total
Tracey C. Ball (includes FortisAlberta)	$100,500	$105,000	$83,210	$288,710
Pierre J. Blouin	$40,500	$165,000	$7,532	$213,032
Paul J. Bonavia	—	$41,250	$5,186	$46,436
Peter E. Case	$129,500	$105,000	$36,006	$270,506
Maura J. Clark	$143,382	$105,000	$4,823	$253,205
Margarita K. Dilley (includes CH Energy Group)	$43,732	$82,500	$107,134	$233,366
Ida J. Goodreau (includes FortisBC)	$106,973	$105,000	$118,705	$330,678
Douglas J. Haughey (4) (includes FortisAlberta)	$155,598	$117,500	$45,182	$318,280
R. Harry McWatters	$91,500	$105,000	$47,723	$244,223
Ronald D. Munkley	$117,000	$105,000	$27,561	$249,561
David G. Norris (5)	$176,429	$142,500	$75,445	$394,374
Jo Mark Zurel (includes Newfoundland Power)	$57,396	$52,500	$49,482	$159,378
Total	$1,162,510	$1,231,250	$607,989	$3,001,749

(1)         Includes all cash fees each directors earned in his or her capacity as a director of Fortis, including the annual director and committee chair retainers and meeting fees, where applicable. Ms. Clark and Ms. Dilley are U.S. residents and their cash fees are paid in U.S. dollars and reported in Canadian dollars using the exchange rate of US$1.00 = $1.3276 for Ms. Clark and US$1.00 = 1.3095 for Ms. Dilley. The difference in the exchange rate is a result of yearly averages based on the amounts and timing of the payments.

(2)         Granted as deferred share units and includes the equity retainer and the portion of the cash retainer the director has elected to receive as DSUs. Amounts represent the cash equivalent at the time of issue.

(3)         Includes the value of additional units received as dividend equivalents and all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary.

(4)         Mr. Haughey served as independent Chair of the board from September 1 to December 31, 2016.

(5)         Mr. Norris served as independent Chair of the board from January 1 to August 31, 2016.

We credit deferred share units (DSUs) on the first day of each calendar quarter during the year, by dividing one fourth of the director’s retainer by the volume weighted average trading price of our common shares on the TSX for the five days ending on the grant date. Directors receive additional units as dividend equivalents for dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date, and are reinvested in additional DSUs.

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2016.

(as at December 31, 2016)	Number of shares or units that have not vested (1)(2)	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share-based awards not paid out or distributed
Tracey C. Ball	9,408	$390,056	—
Pierre J. Blouin	6,401	$265,383	—
Paul J. Bonavia	—	—	$140,425
Peter E. Case	24,461	$1,014,153	—
Maura J. Clark	4,093	$169,696	—
Margarita K. Dilley	1,963	$81,386	—
Ida J. Goodreau	27,693	$1,148,152	—
Douglas J. Haughey	19,243	$797,815	—
R. Harry McWatters	32,113	$1,331,405	—
Ronald D. Munkley	18,945	$785,460	—
David G. Norris	50,450	$2,091,657	—
Jo Mark Zurel	1,249	$51,784	—
Total	196,019	$8,126,949	$140,425

(1)         We have not granted stock options or option-based awards to directors since 2006. As of December 31, 2016, only Mr. Perry holds Fortis stock options, granted as part of his executive compensation (see page 78).

(2)         DSUs vest immediately and are redeemed for cash when the director retires from the board.

(3)         Calculated by multiplying the number of share-based awards that have not vested by $41.46, the closing price of our common shares on the TSX on December 31, 2016.

Board committees

Audit committee

Peter E. Case (Chair)
Tracey C. Ball
Maura J. Clark
Margarita K. Dilley (1)
Douglas J. Haughey
David G. Norris

100% independent

All of the members of the audit committee bring significant financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has also determined that Ms. Ball and Ms. Clark are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act and have the required financial experience as defined by the NYSE corporate governance rules.

The audit committee is responsible for:

•        evaluating and recommending the external auditors to the board for appointment by the shareholders

•        overseeing the audit by the external auditors

•        overseeing the internal audit function

•        overseeing our accounting and financial reporting and disclosure processes

•        overseeing the appropriateness of material financing

•        monitoring and reporting on our enterprise risk management program

•        overseeing the audit, accounting and financial reporting processes and policies, and risk management of Fortis subsidiaries and affiliates

•        overseeing the committee’s mandate and policies.

It is also responsible for administration of the following Fortis policies:

•        hiring from independent auditing firms

•        internal audit function

•        pre-approval of audit and non-audit services

•        reporting allegations of suspected improper conduct and wrongdoing (whistleblower policy)

•        derivative instruments and hedging policy

•        disclosure policy (together with the governance and nominating committee).

You can read more about the audit committee and its mandate in our 2016 annual information form on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) or EDGAR (www.sec.gov). A complete copy of the audit committee mandate is available on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. The committee met 12 times in 2016. It meets separately with internal audit and the external auditors, and it also sets aside time at each committee meeting to meet without management present.

(1)         appointed to the committee  following the annual meeting on May 5, 2016

Human resources committee

Ida. J. Goodreau (Chair) (1)
Douglas J. Haughey (2)
Pierre J. Blouin
Ronald D. Munkley
David G. Norris
Jo Mark Zurel (3)

100% independent

All members of the human resources committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee is responsible for:

•        recommending to the board the appointment of executive officers

•        ongoing evaluation of the CEO

•        human resources planning, including the development and succession of senior management (see page 34)

•        the compensation and benefits program for senior management.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. In 2016, it engaged Korn Ferry Hay Group as its primary compensation consultant, Mercer for general pension consulting and actuarial advice, and Willis Towers Watson as a secondary compensation consultant to conduct a biennial compensation review (see page 49).

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:

•        executive compensation policy

•        statement of investment policy and principles

•        diversity policy (together with the governance and nominating committee).

It also oversees and administers our five employee compensation plans: annual incentive plan, performance share unit plan, restricted share unit plan, 2012 stock option plan and the employee share purchase plan. You can read about these plans beginning on page 52.

You can find a complete copy of the committee mandate on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met seven times in 2016, and set aside time at each meeting to meet without management present.

(1)         appointed as chair of the human resources committee on September 1, 2016

(2)         served as chair of the human resources committee until he became Chair of the board on September 1, 2016

(3)         appointed to the committee following the annual meeting on May 5, 2016

Governance and nominating committee

Ronald D. Munkley (Chair)
Douglas J. Haughey (1)

Pierre J. Blouin (2)

Peter E. Case
Maura J. Clark (2)

Ida J. Goodreau

R. Harry McWatters

David G. Norris

100% independent

The members of the corporate governance and nominating committee bring a mix of governance experience to the committee through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries.

The corporate governance and nominating committee assists the board by overseeing our governance structure and practices and is responsible for:

•        developing and recommending an approach on corporate governance issues to the board

•        proposing new director candidates for nomination to the board

•        advising the board on committee membership, the appointment of committee chairs and board chair succession planning (see pages 32 and 39)

•        maintaining a comprehensive orientation and continuing education program for directors

•        carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 38)

•        approving any engagement of an outside expert, or experts, by the committee or any director at our expense

•        reviewing director compensation and making recommendations to the board.

It reviews all policies and recommends any changes or additions to the board, and is responsible for direct oversight and administration of the following Fortis policies:

•        code of business conduct and ethics

•        director governance guidelines

•        diversity policy (together with the human resources committee)

•        insider trading policy

•        disclosure policy (together with the audit committee)

•        majority voting policy

•        privacy policy.

You can find a complete copy of the committee mandate on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. The committee met five times in 2016, and set aside time at each meeting to meet without management present. The committee increased its number of members in 2016 to plan for pending retirements according to our director tenure policy.

(1)         appointed to the committee following his appointment as Chair of the Board on September 1, 2016

(2)         appointed to the committee following the annual meeting on May 5, 2016

2. GOVERNANCE

Our governance policies and practices

Our board and management acknowledge the critical importance of good corporate governance practices in the proper conduct of our affairs. We routinely review our governance framework against evolving best practices to ensure we maintain our commitment to high governance standards.

Our corporate governance practices comply with the corporate governance guidelines in National Policy 58-201 and our voluntary adoption of several governance standards set out under Rule 303 of the SEC and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards generally include the subsidiary’s CEO for operating expertise, one or more directors or officers of Fortis and one other CEO from a Fortis operating subsidiary. This structure ensures that subsidiary boards exercise effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

Board composition
Size	12	*
Number of independent directors	10(83	)%*
Diversity policy	Ö
Skills matrix to manage the mix of skills and experience	Ö

Independence
Independent chair of the board	Ö
Separate board chair and chief executive officer positions	Ö
Fully independent board committees (audit, governance and nominating, human resources)	Ö
In camera sessions of independent directors	Ö

Compensation
Annual advisory vote on executive compensation	Ö
Benchmarking to ensure competitiveness with the market	Ö
Compensation clawback policy	Ö
Share ownership requirements for directors and executives	Ö
Board discretion to adjust calculated incentive awards as appropriate	Ö
Dual-class shares	c

Director elections
Annual election	Ö
Directors elected individually (not by slate)	Ö
Majority voting policy	Ö

Ethics and education
Code of business conduct and ethics	Ö
Board education program	Ö
Annual board assessment process	Ö

You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix C.

* Assuming all of the nominated directors are elected at the annual meeting.

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The Chair of the board is an independent director and is responsible for providing strong leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities. All three are made up of independent and unrelated directors. Each committee elects its chair, and the position generally rotates every four years.

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

The mandates were reviewed and amended in 2016 to comply with the NYSE and SEC rules and requirements for our listing on the NYSE. Changes to committee mandates are approved by the governance and nominating committee and the board.

External advice

Each committee can engage external advisors to assist in carrying out its responsibilities. Fortis pays for all of these costs.

Each committee meets in camera, without management present, at every regularly scheduled meeting. Mr. Perry is invited to attend committee meetings and only attends in his capacity as President and CEO of Fortis. We do not have an executive committee of the board. In 2016, the board and each committee met in camera, without management present, at each meeting.

You can read more about the board committees beginning on page 27.

Independence

We believe an effective board needs to have a majority of independent directors.

Our articles require a minimum of three and maximum of 15 directors on the board. This year we have 12 nominated directors for election at the annual and special meeting.

The board has determined that 10 of the 12 nominated directors are independent and meet the definition in National Instrument 52-110 — Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual.

Mr. Perry is not independent because he is our President and Chief Executive Officer. Mr. Welch, a new nominee, is not considered independent under Canadian securities laws because he was President and Chief Executive Officer of ITC until October 31, 2016. He will be considered independent on November 1, 2019.

The board meets in camera, without management present, at each regularly scheduled meeting.

Most of our significant operating subsidiaries (including FortisBC Energy, FortisBC, FortisAlberta, ITC, Newfoundland Power, Caribbean Utilities and Tucson Electric Power) are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established or made arrangements for audit and human resources committees in accordance with applicable rules and policies about matters such as independence and financial literacy.

The boards and relevant committees of each subsidiary also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements, and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR (www.sedar.com) or, in the case of ITC and Tucson Electric Power, on EDGAR (www.sec.gov).

Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need to have experienced directors and deep institutional knowledge and the need for renewal and new perspectives.

The governance and nominating committee reviews the board profile every year, including average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity. The following table gives a profile of the proposed board (excluding our President and Chief Executive Officer, the only executive director nominee).

		T.C. Ball	P.J. Blouin	L.T. Borgard	M.J. Clark	M.K. Dilley	I.J. Goodreau	D.J. Haughey (Chair)	R.H. McWatters	R.D. Munkley	J.L. Welch	J.M. Zurel
Key characteristics
Age	under 60	Ö	Ö	Ö	Ö	Ö						Ö
	60-65						Ö	Ö
	66-72								Ö	Ö	Ö
Tenure on Fortis board	< 5 years	Ö	Ö	Ö	Ö	Ö					Ö	Ö
	6-10 years						Ö	Ö	Ö	Ö
11-12 years
Key skills and experience

Finance/Accounting able to read and understand a set of financial statements similar in breadth and complexity of accounting issues that are generally comparable to what can reasonably be expected to be raised by the financial statements of Fortis

		Ö	Ö		Ö	Ö	Ö	Ö		Ö		Ö

Capital markets understands a broad range of sophisticated and innovative domestic, cross-border and international transactions to raise capital (including public and private equity and debt offerings), and understands the relationships between issuers, underwriters and market participants

		Ö	Ö	Ö	Ö	Ö				Ö	Ö	Ö
Utility/Energy has lead or overseen a public utility or energy company or other similar role			Ö	Ö	Ö	Ö	Ö	Ö		Ö	Ö
Public policy and government relations has handled complex problems with governments or helped shape governmental policy through analysis, negotiation, influence, ethics and politics			Ö						Ö		Ö
Senior executive has served as a chief executive, president, executive vice-president or vice-president of a publicly traded company or private organization of similar complexity		Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö

Executive compensation has studied executive compensation structures or trends or overseen the executive compensation function of a large organization, and understands the various components of executive compensation structure and how they inter-relate

			Ö	Ö			Ö	Ö		Ö	Ö	Ö

Governance and risk management able to understand governance, enterprise risk management, cybersecurity and compliance processes with the breadth and level of complexity of governance issues that are generally comparable to those of Fortis

		Ö	Ö		Ö	Ö	Ö	Ö	Ö	Ö	Ö	Ö
International business has experience managing a business across multiple jurisdictions, and preferably in managing economic resources, capital and operating philosophy across jurisdictions				Ö	Ö	Ö	Ö				Ö	Ö
Legal/Regulatory has a legal or regulatory background, and has practised or studied law or regulatory frameworks and understands the impact of legal or regulatory regimes on an organization		Ö	Ö		Ö					Ö
Mergers and acquisitions has led M&A transactions, including negotiation, closing and integration of transactions of similar complexity to those completed or contemplated by Fortis			Ö	Ö	Ö	Ö	Ö	Ö		Ö	Ö	Ö
Technology is a technology based expert or has overseen a business that has complex technological products or systems or had oversight of complex and sophisticated technological systems			Ö			Ö					Ö

Board diversity

We adopted a diversity policy in 2015 that sets out our principles and objectives for diversity on our board.

The governance and nominating committee considers all aspects of diversity, including experience, gender, ethnic background, geographic representation and other personal characteristics, when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to increasing female representation. In early 2017, we amended our diversity policy and committed to having a board where at least one-third of the board’s independent directors are represented by each gender — a level we currently meet.

The governance and nominating committee is responsible for reviewing the board’s diversity on a regular basis.

We believe this year’s nominated directors reflect a diverse group of talented individuals. Four of the 12 nominees are female, representing 33%, consistent with 2015.

Role and responsibilities

The board is responsible for ensuring effective leadership, and for providing oversight in several key areas, including strategy, leadership and succession planning, risk management and corporate governance.

Strategy

The board oversees our strategic planning process and monitors our progress against our five-year business plan. Time is set aside at each regularly scheduled board meeting to discuss our strategy and progress, and to address and prioritize developments, opportunities and issues that may arise throughout the year.

The board holds an annual strategy session to set expectations for growth, identify and consider growth opportunities, provide input on risk mitigation measures and provide support for senior management in implementing our business plan. In addition to hearing from management, external speakers are also invited to provide views on trends and issues that may have an impact on our strategy and risk profile.

The session facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy also aligns with shareholder interests.

Leadership succession

The board considers succession planning for the President and Chief Executive Officer and other executive positions as a continual process and one of its most critical functions.

Mr. Perry was appointed President and Chief Executive Officer on January 1, 2015. His appointment followed a formal search process initiated in 2013 by the human resources committee. Working with Korn Ferry International (as it was then known), the committee’s process involved reviewing the President and Chief Executive Officer position description and assessing the executive talent within the organization to identify leadership strengths, capabilities and any relevant gaps within the senior management structure.

We have since implemented a talent management program across Fortis and our subsidiaries to enhance our ability to identify, develop, evaluate and promote individuals who may be candidates for executive positions in the future. The program also supports the work of the human resources committee and the board in the ongoing succession planning process.

Leadership diversity

We recognize the value of having a diverse leadership team.

The human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when identifying and evaluating potential candidates for executive leadership positions. We look first at individuals in the organization (including our subsidiaries) and consider diversity, as well as other factors like years of service, competencies, mobility, merit, experience and qualifications. The board has not set specific gender representation targets for the leadership team when identifying potential candidates for executive officer positions as our goal is to find the candidate with the best mix of qualifications and attributes for the job, but does consider diversity to ensure that a representative list of females is included in the group of prospective candidates.

At the end of 2016, women represented 30% of the executive leadership team. The table below shows the number of women in leadership positions at the end of 2016, compared to two years ago.

(as at December 31)	2016	2014
President and CEO and executive vice presidents	1 of 6 / 17%	0 of 3 / 0%
Vice presidents	2 of 4 / 50%	0 of 3 / 0%

Women currently represent 30% of the executive leadership team, including Nora Duke, one of our named executives.

Risk management and governance

Our business is highly regulated and managing our financial and business risks is one of our primary objectives.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of our policies and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board is responsible for understanding the material risks of our business and the mitigation strategies, and for taking reasonable steps to ensure that management has an effective risk management structure in place relative to its risk profile so we can achieve our strategy and objectives.

The board oversees our enterprise risk management program (ERM). As part of ERM, senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business.

At the strategy session every year the board evaluates the identified categories of risk. Specific risks and related mitigation strategies are evaluated, documented and reviewed, and the board receives updates on enterprise risk throughout the year.

In 2016, the board paid particular attention to risk related to the acquisition of ITC and the related financing, as well as the disruptive threats facing the utility industry, including those arising from advancement in technology and changes to the regulatory framework. The board also focused on changes in regulations, particularly those relating to the environment, and the impact of currency fluctuations on our business.

You can find a more comprehensive discussion of risk management in our 2016 MD&A, beginning on page 16 of our 2016 annual report. The annual report is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Environmental and sustainability oversight

Our environmental footprint is relatively low compared to our peers given that we are primarily a transmission and distribution company. We are committed to conducting business in an environmentally responsible way, and to using sound environmental judgment in our decision-making, planning and operations to meet the existing and future energy needs of our customers.

The key goals of our regulated operating subsidiaries are to deliver safe, reliable and cost efficient energy to customers while conducting business in an environmentally responsible way. Together with our subsidiaries, we regularly monitor and review environmental management systems and protocols, strive for continual performance improvement and regularly set and review environmental objectives, targets and programs.

Last year we began producing an annual environmental report, which discusses our commitment to environmental sustainability and initiatives currently underway at our subsidiaries. You can access these reports on our website (www.fortisinc.com).

Each of our operating utilities has an environmental management system or comprehensive set of environmental protocols that outline their commitments to conduct business in a safe and environmentally responsible manner.

Fortis and its subsidiaries endeavour to:

•        meet and comply with applicable laws, legislation, policies, regulations and accepted environmental standards

•        manage activities consistent with industry practice and in support of the environmental policies of all levels of government

•        identify and manage risks to prevent or reduce adverse consequences from operations, including preventing pollution and conserving natural resources

•        regularly conduct environmental monitoring and audits of environmental management systems and protocols and strive for continual improvement in environmental performance

•        regularly set and review environmental objectives, targets and programs

•        communicate openly with stakeholders, including making available the applicable environmental policy and knowledge of environmental issues to customers, employees, contractors and the general public

•        support and participate in community-based projects that focus on the environment

•        provide training for employees and those working on our behalf to enable them to fulfill their duties in an environmentally responsible manner

•        work with industry associations, government and other stakeholders to establish appropriate environmental standards

•        seek feasible, cost-effective opportunities to decrease greenhouse gas (GHG) emissions and increase renewable energy sources.

In 2016, our subsidiaries worked closely with stakeholders to ensure our economic, social and environmental investments benefitted all customers. Investing in clean energy plays a key role at Fortis, and we continually seek opportunities to expand our clean energy offerings. We have made strides in interconnecting renewable power from solar into the electric grid. FortisTCI will soon establish the first utility-scale, solar project on the Turks and Caicos Islands, and in Arizona, a community-scale solar array could soon provide Tucson Electric Power with up to 100 megawatts of capacity. Similar solar projects are underway at Central Hudson in New York that have the capability of offsetting about 32,000 tonnes of GHG emissions annually.

Fortis utilities also continue to assess other clean energy options, including wind energy production. Since 2001, Maritime Electric has had long-term renewable purchase power agreements in place to buy all the energy supplied by the wind farms of the Province of Prince Edward Island. Wind energy currently accounts for approximately 25% of Maritime Electric’s energy supply mix.

In British Columbia, FortisBC Energy was successful in lowering the costs for customers in 2016 and using a carbon-neutral energy source derived from a methane landfill and agricultural waste. The bio-gas is captured and purified and distributed into the natural gas system. The program is now available to 110,000 customers. A Natural Gas for Transportation initiative in BC has resulted in the displacement of 98.2 million litres of diesel fuel and reduced GHG emissions by 117,000 tonnes. In addition, the Waneta expansion project, which came online in 2015, powers 60,000 homes per year with clean, renewable hydroelectric power.

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Director compensation has three components:

•        an annual cash retainer

•        an annual equity retainer (granted as DSUs)

•        meeting attendance fees.

Benchmarking

The governance and nominating committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. In 2014, the committee engaged Towers Watson (as it was then known) to assess our director compensation against the same comparator group of 36 publicly traded North American industrial and utility companies as used to benchmark pay levels for our senior executives. Towers Watson concluded that our director compensation was below the median of the comparator group and recommended adjustments over three years to bring our levels to the median of the market. In 2016, the committee engaged Willis Towers Watson to again review director compensation. Following this review, the board approved an increase in director and chair compensation for 2017, as outlined in the table below, to put director fees at the median of director compensation of the same comparator group used to benchmark pay levels for our senior executives.

The table below shows the approved 2017 director fee schedule and the 2016 director fee schedule compared to 2015 and 2014. Directors who are U.S. residents are paid in U.S. dollars for the cash component of their retainer and fees. Fees are paid quarterly and directors can choose to receive their cash retainer in DSUs.

The Chair of the board receives a higher retainer because of the increased scope of responsibilities and does not receive attendance fees. Mr. Perry does not receive director compensation from Fortis because he is compensated in his role as President and Chief Executive Officer.

	2017	2016	2015	2014
Board chair cash retainer	$220,000	$205,000	$190,000	$170,000
Board chair equity retainer (received as DSUs)	$185,000	$155,000	$140,000	$120,000
Director cash retainer	$75,000	$60,000	$55,000	$50,000
Director equity retainer (received as DSUs)	$120,000	$105,000	$100,000	$95,000
Committee retainers
Audit committee chair	$20,000	$20,000	$20,000	$15,000
Governance and nominating committee chair	$15,000	$15,000	$15,000	$20,000
Human resources committee chair	$15,000	$15,000	$15,000	$15,000
Board and committee meeting attendance fee (cash)	$1,500	$1,500	$1,500	$1,500

We stopped granting stock options to non-executive directors in 2006. Directors also do not participate in our incentive plans or pension plans.

About DSUs

We introduced a deferred share unit plan for directors in 2004 as a vehicle to receive part of their compensation in deferred share units (DSUs) rather than cash.

Each DSU is a notional unit that tracks the value of a Fortis common share. DSUs also earn dividend equivalents at the same rate as dividends paid on our common shares, but can only be redeemed for cash when the director retires from the board or any other role with Fortis. Directors can redeem their DSUs in as many as four instalments until December 15 of the year following retirement. We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average price of our common shares for the five trading days ending on the redemption date.

Director share ownership

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests.

Directors must own three times their annual retainer in Fortis shares within five years of joining the board. They can count DSUs to meet the requirement (see page 40).

The DSU plan also allows the board to grant additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

In 2016, three directors elected to receive optional DSUs in lieu of their annual cash board retainer.

The table shows the directors’ 2016 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs.

		% received as DSUs
	2016 Total	(excludes reinvested	Breakdown of % received as DSUs
	compensation	dividends)	Equity grant	Optional DSUs
Tracey C. Ball	$288,710	36%	100%	0%
Pierre J. Blouin	$213,032	77%	64%	36%
Paul J. Bonavia	$46,436	89%	64%	36%
Peter E. Case	$270,506	39%	100%	0%
Maura J. Clark	$253,205	41%	100%	0%
Margarita K. Dilley	$233,366	35%	64%	36%
Ida J. Goodreau	$330,678	32%	100%	0%
Douglas J. Haughey	$318,280	37%	100%	0%
R. Harry McWatters	$244,223	43%	100%	0%
Ronald D. Munkley	$249,561	42%	100%	0%
David G. Norris	$394,374	36%	100%	0%
Jo Mark Zurel	$159,378	33%	100%	0%
Total	$3,001,749

On January 1, 2017, we granted 1,116 DSUs to the Chair of the board and 724 DSUs to each non-management director at a price of $41.46, the closing price of our common shares on the TSX on that date. The grants represented the directors’ equity retainers for the first quarter of 2017.

Assessment

The board carries out an annual assessment of the board, committees and directors.

The evaluation process helps the governance and nominating committee and the board assess overall board performance and the contributions of each director. It also helps identify gaps in skills and educational opportunities, which are key areas for developing the board’s succession plan and recruitment of potential director candidates.

The governance and nominating committee leads the process, as required in its mandate, and works with the
Chair of the board on the assessment process.

The annual assessment has four components:

Each director completes a comprehensive survey and rates the effectiveness of:

•        the board, its members and each committee of which they are a member

•        the Chair of the board

•        the board and committee processes

•        the board’s relationship with management

Directors can also provide suggestions for improvements on any of the above items.

Each director completes a self-assessment of his or her skills and experience in key areas for serving on our board (see the skills matrix on page 33).

The Chair of the board meets privately with each director to solicit peer evaluation and general feedback.

The chair of the governance and nominating committee prepares a summary of the results and presents it to the governance and nominating committee for review and to discuss proposed recommendations before presenting the report to the board. Any recommendations approved by the board are implemented by the governance and nominating committee. Progress is tracked by both the committee and the Chair.

The chair of the governance and nominating committee chairs part of a meeting of the board without the Chair of the board present to discuss his performance. The committee chair meets with the Chair to provide feedback.

Board succession

The governance and nominating committee oversees the director recruitment and nomination process to fill vacancies on the board and plan for projected retirements as directors near the retirement age or term limit.

The committee uses the skills matrix, our diversity criteria and any emerging required skills or experience the board identifies to support the search process.

In 2014 and 2016, the committee engaged SpencerStuart to help identify potential director candidates.

We also look at our subsidiary boards as a potential source of qualified director candidates. Subsidiary boards have been the source of seven nominees, including first-time nominee Joseph L. Welch.

Director candidates are first considered by the governance and nominating committee and following the recommendation of the governance and nominating committee, potential nominees meet the entire board before being nominated as directors.

In 2016, Douglas J. Haughey was appointed Chair of the board of Fortis on the recommendation of the governance and nominating committee, replacing David G. Norris as part of the ongoing board succession process. Mr. Norris had chaired the board since December 2010 and will remain on the board until the annual meeting by which time he will have served the maximum 12-year tenure under our director tenure policy.

Starting in 2017, we plan to rotate the committee chairs every four years as a good governance practice.

Communicating with the board

We hold an annual advisory vote on executive compensation as a way to engage regularly with shareholders on this important matter.

In 2016, representatives of the board met with shareholder representatives to discuss corporate governance matters generally and our governance structure and commitment to strong corporate governance.

Shareholders, employees and others can communicate directly with the board by contacting the Chair of the board:

Chair of the board Fortis Inc. Fortis Place, Suite 1100 5 Springdale Street P. O. Box 8837 St. John’s, NL A1B 3T2	Tel: Fax: Email:	709.737.2800 709.737.5307 dhaughey@fortisinc.com

Serving as a director

The chair of the governance and nominating committee and the Chair of the board meet with potential director candidates to discuss the specific responsibilities of serving on our board, the nature of the board committees and potential appointment to serving on those committees, the expected workload and the necessary time commitments. This ensures the potential nominees understand our expectations and will carry out their responsibilities professionally and act in our best interest.

Integrity

We are committed to the highest standards of ethical business practice and conduct. Our code of business conduct and ethics applies to employees, officers and directors, and where feasible, to consultants, contractors and representatives of Fortis and each Fortis subsidiary.

We expect our directors to have integrity, conduct themselves with the highest standards of ethical business practice, and to always act in our best interests and avoid any conflicts of interest.

Attendance and responsibilities

We believe that an active board governs more effectively. We expect all directors to attend all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders.

We recognize that directors may receive short notice about special meetings, but expect directors to make their best effort to attend them. Directors can participate by teleconference if they cannot attend in person.

Share ownership

We require our directors to be Fortis shareholders so they have a vested interest in our future success.

Directors must own three times their annual retainer in Fortis equity within five years of joining the board. In 2016, we adjusted the timeframe to five years from four to be more consistent with market practice. Directors can count common shares and/or DSUs toward meeting the guideline. Our newer directors — Ms. Dilley, Mr. Zurel, Ms. Clark and Mr. Blouin — are building their equity ownership as shown in the table below. Mr. Borgard and Mr. Welch are being nominated for the first time. Mr. Welch has already met the share ownership criteria and Mr. Borgard will have until 2022 to satisfy the requirement.

The table below shows each director’s equity ownership as at March 17, 2017 and their holdings for the previous year. It does not include Mr. Perry because he is required to meet our share ownership requirements for executives (see page 50).

	Equity ownership March 17, 2017		Equity ownership March 18, 2016		Net change			Multiple of	Year to meet
	Common Shares	DSUs	Common shares	DSUs	Common shares	DSUs	Market value March 17, 2017 (1)	2016 annual retainer	share ownership requirement

Tracey C. Ball	4,950	10,227	4,950	7,284	—	2,943	$650,183	3.9x	—
Pierre J. Blouin	2,380	7,192	2,380	3,294	—	3,898	$410,064	2.5x	2020
Lawrence T. Borgard (2)	—	—	—	—	—	—	—	—	2022
Maura .J. Clark	—	4,862	—	2,115	—	2,747	$208,288	1.3x	2020
Margarita K. Dilley (3)	—	2,712	—	—	—	2,712	$116,182	0.7x	2021
Ida J. Goodreau	—	28,684	—	25,068	—	3,616	$1,228,823	6.8x	—
Douglas J. Haughey	10,000	20,550	10,000	16,559	—	3,991	$1,308,762	3.6x	—
R. Harry McWatters	1,100	33,146	1,100	29,367	—	3,779	$1,467,099	8.9x	—
Ronald D. Munkley	12,000	19,853	12,000	16,559	—	3,294	$1,364,583	7.6x	—
Joseph L. Welch (2) (4)	1,712,392	—	—	—	—	—	$73,358,873	444.6x	2022
Jo Mark Zurel (3)	9,949	1,991	9,949	—	—	1,991	$511,509	3.1x	2021

(1)             Based on $42.84, the closing price of our common shares on the TSX on March 17, 2017.

(2)             Mr. Borgard and Mr. Welch are first-time nominees to the board.

(3)             Ms. Dilley and Mr. Zurel were elected as directors on May 5, 2016.

(4)             As part of the merger agreement between Fortis and ITC, Fortis agreed to nominate Mr. Welch as a director of Fortis for the two annual general meetings following the closing of the acquisition.

Serving together on other boards

We do not specifically limit the number of other public company boards our directors can serve on, as long as they satisfy their commitments as a Fortis director. Directors have consulted with the Chair of the board and the President and Chief Executive Officer before accepting directorships with other boards.

Board interlocks

We do not currently have any directors who serve together on another public company board, other than a subsidiary of Fortis.

You can read about the other directorships and committee memberships of our director nominees in the profiles starting on page 13.

Director development

The governance and nominating committee is responsible for director orientation and continuing education and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see page 33 for board profile and skills matrix).

Orientation

New directors receive a director’s manual that includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information about Fortis and the industry.

Directors attend an orientation session with senior management to review our business, corporate strategy, financial profile, governance structure and systems, culture and key issues. The Chair of the board and the chair of the governance and nominating committee attend to provide direct insight into the role and functioning of the board and its current priorities.

Continuing education

Directors receive continuing education in a number of ways, including site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and ongoing distribution of relevant information.

The chair of the governance and nominating committee works with senior management and the Chair of the board to discuss continuing education topics. In 2016, directors received several presentations and updates on a broad range of topics. The board also participated in the annual group-wide strategic planning meeting, which featured presentations from external consultants and senior management at Fortis and its subsidiaries on a variety of topics. Highlights of the 2016 program are set out in the table below:

Date	Location	Description	Attendees
February 18, 2016	St. John’s, NL	Presentation on cyber security by an external consultant	All directors
May 7, 2016	St. John’s, NL	Presentation on the U.S. securities regime and multi-jurisdictional filing system by an external consultant	All directors
July 27, 2016	St. John’s, NL	Presentation on trends in the utility industry by external consultants Attended strategy session and met with executives of Fortis and its subsidiaries	All directors
September 21, 2016	Novi, MI	Presentation on operations of ITC and tour of operating facilities Met with executives of ITC	All directors
December 6, 2015	Tucson, AZ	Presentation on corporate governance and subsidiary oversight by management and external advisors Tour of facilities of UNS Energy and a UNS Energy customer business	All directors

Tenure and term limits

We limit the term directors can serve on our board to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election (unless the board determines otherwise in exceptional circumstances) until the annual general meeting of shareholders following the date they turn 72 or 12 years of serving on the board, whichever is earlier.

In 2015, the board reviewed the director tenure policy and decided to extend the age limit from 70 to 72 years, consistent with the median among TSX 60 companies with a similar policy.

3. EXECUTIVE COMPENSATION

This next section discusses executive compensation at Fortis and the decisions about executive pay for 2016.

We begin with a message from the chair of the human resources committee. The committee has also reviewed and approved the compensation discussion and analysis that follows.

Where to find it

Letter from the chair of the human resources committee	44

Compensation discussion and analysis	47
• Compensation strategy	47
• Compensation governance	47
• Compensation design and decision-making	52
• 2016 Executive compensation	56
• Share performance and cost of management	74

2016 Compensation details	76

LETTER FROM THE CHAIR OF THE HUMAN RESOURCES COMMITTEE

Dear fellow shareholders,

One of the main tasks of the human resources committee is to ensure that Fortis has a sound compensation policy — that executive pay is fair, linked to performance and aligns with shareholder interests.

As noted earlier in the circular, 2016 was a strong year for Fortis. Total shareholder return (TSR) was over 15%. Financial results were significantly higher than 2015 and management positioned Fortis for further growth with the purchase of ITC. Each named executive performed well in 2016, especially given the focus on completing the acquisition of ITC so quickly.

Mr. Perry has now completed his second year as President and Chief Executive Officer of Fortis and his compensation continues to progress towards the median of his position compared to the peer group. As well, the last few years have seen a change in the named executive officers with Mr. John Walker retiring as Executive Vice President, Western Canada as of June 30, 2015, Mr. James Laurito being appointed as Executive Vice President, Business Development as of April 1, 2016 and Ms. Nora Duke serving a full year as Executive Vice President, Corporate Services and Chief Human Resource Officer following the sale of our hotel and real estate business in 2015. These developments have impacted the year-over-year compensation for our named executives, with total 2016 pay for the five most senior executives 5.7% higher than 2015.

Corporate performance, which accounts for the majority of the annual incentive, was assessed at a factor of 147.3%. This reflects adjusted earnings per share that exceeded target and achieved the maximum payout, and a solid safety and reliability score that was also better than target.

The human resources committee recommended and the board authorized the use of discretion and increased each named executive’s annual incentive award, in recognition of the strong 2016 financial results and the successful early closing of the ITC transaction.

The following incentive awards were approved by the board:

	Base annual incentive	Discretionary annual incentive award	2016 annual incentive	% of target
Barry V. Perry	$1,626,240	$573,760	$2,200,000	200%
Karl W. Smith	$610,579	$215,421	$826,000	200%
Earl A. Ludlow	$503,617	$50,383	$554,000	150%
Nora M. Duke	$445,294	$81,706	$527,000	175%
James P. Laurito (1)	$610,837	$258,232	$869,069	200%

(1)         Mr. Laurito was President and Chief Executive Officer of Central Hudson Gas & Electric Corporation from January 1, 2016 to March 31, 2016, and was appointed an officer of Fortis on April 1, 2016. His annual incentive reflects both roles and was converted from U.S. to Canadian dollars using the 2016 average exchange rate of US$1.00 = $1.3248.

Medium and long-term incentive awards were awarded in accordance with the executive compensation policy in early 2016, and allocated 75% to performance share units and 25% to stock options (except for Mr. Laurito who received restricted share units and performance share units in his previous role with Central Hudson Gas & Electric Corporation (Central Hudson), and 100% of his award in performance share units for his role with Fortis). The 2016 performance share unit (PSU) awards will vest at the end of three years based on performance against two equally weighted measures: relative TSR and cumulative earnings per common share (see pages 66 and 67 to read more about the 2016 grants).

The 2013 PSU awards vested on January 1, 2016 and paid out at 96% of the grant value based on Fortis’ relative performance on three metrics against the performance peer group: compound annual growth rate for earnings per common share and for property, plant and equipment, and relative TSR.

Compensation governance

Shareholders will have another opportunity to have their say on executive pay at this year’s annual and special shareholder meeting. We hold the advisory vote every year to receive ongoing shareholder feedback on this important issue. Last year 97.49% of the votes cast were in favour of our approach to executive compensation.

We continually review executive compensation at Fortis and keep abreast of market practices as part of good compensation governance. In 2016, the committee carried out its biennial compensation review — a more comprehensive look at the overall program, compensation mix and policies to make sure the compensation structure and approach are sound. We engaged our external consultants (Korn Ferry Hay Group and Willis Towers Watson) to assist in the effort.

Coming out of the biennial review of executive compensation, the human resources committee recognized the increased size of Fortis and its increased presence in the United States and amended the compensation comparator group for executive compensation and the weightings given to the Canadian and U.S. peer groups for 2017.

We are also committed to assessing and managing risk in our compensation policies and practices. In 2016, the committee engaged Korn Ferry Hay Group to conduct a risk assessment of the executive compensation program at Fortis. The assessment concluded that our executive pay programs utilize good policies and practices, and do not promote significant risk taking behaviors. The assessment awarded a top score for Fortis, which places Fortis in the top decile of all corporations assessed by Korn Ferry Hay Group.

We encourage you to read the compensation discussion and analysis beginning on page 47. Details about the 2016 compensation decisions for the named executives begin on page 56.

We look forward to seeing you at the shareholder meeting on May 4, 2017 and receiving your feedback.

Sincerely,

Ida J. Goodreau

Chair, Human resources committee

Our 2016 named executives

Barry V. Perry | President and Chief Executive Officer (President & CEO)

Mr. Perry’s career with the Fortis Group spans nearly 20 years. Mr. Perry was appointed President on June 30, 2014 and Chief Executive Officer effective January 1, 2015. He was previously Vice President, Finance and Chief Financial Officer, and joined the Fortis Group in 2000 as Vice President, Finance and Chief Financial Officer of Newfoundland Power. He was also Vice President and Treasurer with a global forest products company and Corporate Controller with a large crude oil refinery. Mr. Perry earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He serves on the boards of FortisBC Energy, FortisBC, UNS Energy and ITC.

Karl W. Smith | Executive Vice President, Chief Financial Officer (EVP, CFO)

Mr. Smith’s career with the Fortis Group spans nearly 30 years. He served as President and Chief Executive Officer of FortisAlberta from 2007 to 2014, President and Chief Executive Officer of Newfoundland Power from 2004 through 2007, and as Vice President, Finance and Chief Financial Officer of Fortis from 1999 to 2003. He earned a Bachelor of Commerce (Honours) from Memorial University of Newfoundland and is a member of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He is chair of the Atlantic Provinces Economic Council, and serves on the board of Junior Achievement of Newfoundland and Labrador. Mr. Smith is past Chair of the Canadian Electricity Association, the Board of Governors of Mount Royal University and the board of Junior Achievement of Southern Alberta. He is also past Treasurer of the Western Energy Institute. Mr. Smith serves on the boards of UNS Energy and FortisBC.

Earl A. Ludlow | Executive Vice President, Eastern Canadian and Caribbean Operations
(EVP, Eastern Canada and Caribbean)

Mr. Ludlow’s career with the Fortis Group spans nearly 40 years. He was appointed President and Chief Executive Officer of Newfoundland Power in 2007 through 2014, served as President and Chief Executive Officer of Fortis Properties from 2005 through 2007, and was Senior Vice President of FortisBC and Vice President of Operations of FortisAlberta from 2004 through 2005. Mr. Ludlow earned a Bachelor of Engineering (Electrical) and Master of Business Administration from Memorial University of Newfoundland. He is a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, a fellow of the Canadian Academy of Engineering and a member of the Order of Newfoundland and Labrador. He serves on the boards of Newfoundland Power, Maritime Electric, FortisOntario and Caribbean Utilities. Mr. Ludlow is past Chair of Commissionaires Newfoundland and Labrador, and has an extensive career as a community volunteer.

Nora M. Duke | Executive Vice President, Corporate Services and Chief Human Resource Officer
(EVP, Corporate Services and CHRO)

Ms. Duke’s career with the Fortis Group spans 30 years. She was previously President and Chief Executive Officer of Fortis Properties, Vice President of Hospitality Services of Fortis Properties, and Vice President of Customer and Corporate Services of Newfoundland Power. She earned a Bachelor of Commerce (Honours) and Master of Business Administration from Memorial University of Newfoundland. Ms. Duke serves on the board of CH Energy Group and FortisAlberta. She serves on the boards of Slate Office REIT, Destination Canada and Memorial University’s Genesis Group. Ms. Duke is past Chair of IHG Canada Owners’ Committee, the Newfoundland and Labrador Employers’ Council and Memorial University’s Genesis Centre Selection Board and past director of the Hotel Association of Canada and the Health Care Foundation of St. John’s.

James P. Laurito | Executive Vice President, Business Development (EVP, Business Development)

Mr. Laurito serves as President and Chief Executive Officer of CH Energy Group and continues to serve in that role since his appointment as an officer of Fortis Inc. in April 2016. Prior to serving as President and Chief Executive Officer of CH Energy Group, Mr. Laurito served as President and Chief Executive Officer of Central Hudson, Fortis’ first U.S. subsidiary. He joined Central Hudson in January 2010 as President of the utility. Mr. Laurito previously served as President and Chief Executive Officer of both New York State Electric and Gas Corporation and Rochester Gas and Electric Corporation, subsidiaries of Iberdrola/Energy East Corporation. He earned a Bachelor of Science in Civil Engineering from West Virginia University and completed an Executive Program in Finance and Manufacturing Management at Columbia University. Mr. Laurito serves on the boards of Central Hudson, ITC and Belize Electricity Limited. He also serves on several industry boards, including the Edison Electric Institute, American Gas Association and the Federal Reserve Bank of New York Upstate Advisory Board. Mr. Laurito is past Chair of the Northeast Gas Association.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation strategy

Our compensation strategy is designed to support our vision: to be a leader in the North American utility industry.

We treat our people fairly and make sure pay is competitive, so we can retain qualified people and attract talent when necessary.

Our executive compensation policy is underpinned by five core elements:

1.              Pay competitively, around the median of our North American peers

2.              Align corporate and individual performance with increasing shareholder value

3.              Balance executive compensation for short-term, medium-term and long-term results

4.              Mitigate potential compensation risk

5.              Keep the program simple to communicate and easy to administer.

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation at Fortis, and oversees compensation risk.

Qualified and experienced committee

The committee is made up of six qualified directors each with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

The Chair of the board, Mr. Haughey, is a member of the committee and served as the committee chair from March 2015 to August 2016. Ms. Goodreau was appointed chair of the committee on September 1, 2016.

Skills and experience	I.J. Goodreau (Chair)	P.J. Blouin	D.J. Haughey	R.D. Munkley	D.G. Norris	J.M. Zurel
Utility/Energy experience	Ö	Ö	Ö	Ö			Average committee tenure: 5.5 years
Human resources or compensation experience (including compensation committees of other public companies or organizations)	Ö	Ö	Ö	Ö	Ö	Ö
Governance and risk management	Ö	Ö	Ö	Ö	Ö	Ö
Senior executive experience	Ö	Ö	Ö	Ö	Ö	Ö

Independent advice

The committee used three advisors in 2016 to receive third party advice and special expertise to help it carry out its duties:

Korn Ferry Hay Group	Mercer	Willis Towers Watson

•        retained as its primary compensation consultant for executive compensation matters

•        provides Fortis with job evaluation services and market compensation data from its national database

•        conducted the benchmarking research and analysis in the 2016 biennial compensation review

•        completed a review of organizational structure

•        conducted an assessment of executive compensation risk

	• retained to provide general pension consulting and actuarial advice to Fortis including plans relating to the named executives	• retained as the secondary consultant in 2014 for executive compensation review • conducted the review of plan design and peer group selection as part of the 2016 biennial compensation review

The table below shows the fees we paid to the three firms in the last two years:

	Executive compensation related fees		All other fees
	2016	2015	2016	2015
Korn Ferry Hay Group Job evaluation, compensation data, consulting, biennial executive compensation review and organizational structure review	$191,196	$224,209	$114,625	—
Mercer Pension consulting	$144,925	$165,253	—	—
Willis Towers Watson Executive compensation and biennial executive compensation review	$191,600	—	$49,975	15,369

In 2016, the human resources committee engaged Willis Towers Watson and Korn Ferry Hay Group as part of its biennial compensation review and Korn Ferry Hay Group to conduct a review of executive compensation risk.

The committee acts in Fortis’ best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve services to be provided to a subsidiary as long as the work is consistent with the broad parameters of our policy on engaging consultants. In 2016, our subsidiaries engaged all three advisors and paid a total of $64,474 to Korn Ferry Hay Group, $1,624,385 to Mercer and $777,309 to Willis Towers Watson for services such as pension, actuarial and non-executive compensation consulting.

Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The committee uses a six-point plan to manage compensation risk on behalf of the board:

1. Formal reviews

The committee reviews compensation annually to ensure competitive positioning consistent with our compensation philosophy. In addition, the committee conducts a more comprehensive review biennially to make sure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

•        updating benchmarking of our pay levels

•        determining incentive compensation for the prior year

•        setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual and PSU incentive plans in the context of challenges, opportunities and risks expected during the relevant period.

Biennial review

The biennial process is broader and typically reviews:

•        a relative ranking of jobs by value

•        an assessment of newly established executive positions

•        comparator group for relevance and appropriateness

•        compensation mix

•        annual and long-term incentive plan designs and performance measurement

•        compensation risk

•        other policies and provisions.

In 2014, the human resources committee engaged the Hay Group, as it was then known, as primary consultant, and Towers Watson, as it was known then, as additional advisor to help the committee conduct its biennial executive compensation review.

In 2016, the human resources committee engaged Korn Ferry Hay Group and Willis Towers Watson to help with its biennial review. The 2016 biennial review was completed in two phases. The first phase was conducted by Willis Towers Watson and focused primarily on our compensation philosophy and comparator groups, incentive plan design and shareholder engagement. The second phase was conducted by Korn Ferry Hay Group and focused on benchmarking analysis and review.

Based on the findings of the review, we are modifying our executive compensation program for 2017 to include:

•        changes to our compensation comparator group to better reflect the size and scope of Fortis today, as a result of the completion of the ITC acquisition and our expanded presence in the United States

•        changes to the representation and weighting of U.S. companies in the peer group to 50% from 33% to reflect the size of our U.S. utility business

•        changes to certain aspects of incentive plan design, such as an increase in the maximum payout levels for exceptional performance without the use of discretion, to align more closely with market practice.

In 2016, Korn Ferry Hay Group completed an executive compensation risk assessment. They concluded that appropriate measures were in place to mitigate executive compensation risk, and that our compensation program and practices do not promote significant risks that are likely to have a material adverse effect on Fortis or its subsidiaries. Korn Ferry performed an analysis against its internal assessment model and determined that Fortis was in the top decile for its executive compensation risk structure.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as performance share units and stock options. These vest over the medium and long term to align more closely with shareholder interests and to mitigate risk.

3. Incentive plan design

Our incentive plans cover different performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

•        The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets align with our business plan. The human resources committee compares actual performance against the annual objectives when determining the annual incentive awards. We must achieve a minimum level of performance, otherwise the payout is zero, while the maximum payout is capped at 150% of target. The board can use its discretion to increase the overall performance factor to 200% to recognize individual performance during a period of exceptional challenges or opportunities. The board has full discretion over the annual incentive plan, and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if we meet corporate performance thresholds.

•        The medium-term incentive, granted as PSUs to the named executives, links pay directly to performance against predetermined cumulative earnings per common share and TSR relative to our peers. We must achieve a minimum level of performance, otherwise the performance factor is zero, while maximum performance is capped at 150%. The committee can cancel the payout if our long-term credit rating is below the median of our peer group at the end of the three-year performance period.

•        Stock options are awarded to the Canadian-resident named executives and other members of senior management to motivate and retain senior talent, and reward significant performance achievements. The size of the award is based on a target incentive, established by executive level and based on competitive positioning with the market.

The committee may perform appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 57.

4. Share ownership guidelines

We require our executives to own equity in Fortis to ensure they have a vested interest in our future success and to align their interests with shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our employee share purchase plan, or any restricted share units (RSUs) they may hold. Share ownership guidelines increase by level and executives must meet their minimum requirement within five years of being appointed to their position.

All of the named executives currently meet their share ownership requirement, except Mr. Laurito who has until December 2022 to meet the share ownership requirements, as shown in the following table. Each has provided details of their share ownership as at March 17, 2017 and we have determined compliance using their annual base salary at December 31, 2016 and $42.84, the closing price of our common shares on the TSX on March 17, 2017.

	Share ownership guideline (as a multiple of base salary)	Number of shares owned	Number of RSUs owned	Total market value	Meets requirement/ ownership (as a multiple of base salary)
Barry Perry President & CEO	5x	245,223	—	$10,505,353	yes (9.6x)
Karl Smith EVP, CFO	3x	117,312	—	$5,025,646	yes (8.5x)
Earl Ludlow EVP, Eastern Canada and Caribbean	3x	117,557	—	$5,036,142	yes (9.5x)
Nora Duke EVP, Corporate Services and CHRO	3x	98,805	—	$4,232,806	yes (8.4x)
James Laurito (1) EVP, Business Development	3x	—	20,076	$860,056	Has until December 2022 to meet the requirement

(1)         Mr. Laurito was appointed an officer on April 1, 2016 and has until December 31, 2022 to meet the share ownership requirements.

An executive who does not comply with the policy is not eligible for grants of medium and long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities. In addition, executive officers are prohibited from pledging their shares as security or receiving a loan from Fortis for the purchase of shares, unless otherwise approved by the EVP, CFO or EVP, Chief Legal Officer and Corporate Secretary. No exceptions were granted in 2016.

They are also prohibited from trading Fortis securities during our trading blackout period. If a director or officer wants to buy or sell Fortis securities, they must first pre-clear it with the EVP, CFO or EVP, Chief Legal Officer and Corporate Secretary. The same also applies if an officer wants to exercise stock options.

Executives who receive stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

Clawback policy

The board can recoup compensation, or require repayment, if we have a material restatement of our financial results caused by fraud or intentional misconduct by employees of Fortis or a subsidiary. This includes compensation that was paid, awarded or granted, and linked to our financial performance or the performance of our common shares over a period that the committee deems appropriate.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and operational results, circumstances that may have influenced individual and/or corporate performance, and any external factors that may have had an impact on performance. You can read more about the incentive plans beginning on page 57.

Compensation design and decision-making

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe it must also be transparent and easy to administer.

Compensation structure

We structure compensation in four categories, to reward executive officers for performance over different time horizons: short term, medium term, long term and full career. This positions us to ensure executives are focused on short and long-term objectives.

In 2016 and 2015 we increased the emphasis on longer-term performance based on measures more aligned with shareholder interests and market practice.

President and Chief Executive Officer

Other named executives

Compensation element	Description	Objectives
Current-year performance
Annual base salary	Fixed level of compensation, competitive with the market	• Attract and retain highly qualified executives • Motivate strong business performance
Annual incentive (at risk)	Cash bonus based on corporate and individual performance against pre-determined targets	• Align executive and shareholder interests • Motivate strong business performance
Medium-term performance (3 years)
Performance share units (PSUs) (at risk)

Equity-based incentive for strong future performance

Vest at the end of three years based on absolute and relative performance, paid out in cash based on our share price

Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

•        Align executive and shareholder interests by tying incentive compensation to the value of our common shares

•        Encourage sustained longer-term business performance

•        Balance compensation for short and longer-term results

Restricted share units (RSUs) (at risk)

Equity-based incentive granted to lower level executives (not normally granted to named executives)

Vest at the end of three years, paid out in cash based on our share price

Earn additional units as dividend equivalents for dividends paid on our common shares during the period

• Align executive and shareholder interests by tying incentive compensation to the value of our common shares • Encourages sustained, medium-term growth

Long-term performance (up to 10 years)
Stock options (at risk)	Equity-based incentive Vest 25% each year beginning on the first anniversary of the grant and expire after 10 years	• Attract and retain highly qualified executives • Encourage strong longer-term business performance
Full-career performance
Employee share purchase plan

Employee plan that encourages share ownership

Named executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

• Align executive and shareholder interests by encouraging share ownership • Attract and retain highly qualified executives
Self-directed Registered Retirement Savings Plan (RRSP)	RRSP: Retirement savings plan, Fortis makes matching contributions for the named executives (except for Ms. Duke)	• Attract and retain highly qualified executives

Defined contribution supplemental employee retirement plan (DC SERP)	Supplemental retirement plan to assist the named executives and others that qualify. Paid in a lump sum or in equal payments over a period of up to 15 years post-retirement

Deferred supplemental retirement plan (only Mr. Laurito)	Supplemental annual retirement credit deposited in a deferred compensation sub account
Defined benefit registered pension plan (DB RPP) (only Ms. Duke)	Legacy defined benefit plan that is closed to new members	• Retain highly qualified executives
401(k) plan (only Mr. Laurito)	401(k) plan that offers a company matching contribution and profit sharing plan	• Retain highly qualified executives

Compensation decision-making

Benchmarking

We benchmark our compensation levels to make sure we pay competitively. We target executive compensation at the median of the market. Korn Ferry Hay Group provides comparative analysis of pay levels and practices of companies in our compensation peer group, and provides recommendations based on pay competitiveness, emerging trends and best practices. The committee reviews the information and recommends any compensation adjustments to the board.

For our named executives, in 2016 we continued to use a compensation comparator group established in 2015 and made up of 35 similarly-sized companies: 17 Canadian industrial companies (weighted two-thirds) and 18 U.S. utility companies (weighted one-third).

In 2016, the committee consulted with Korn Ferry Hay Group on the new position of Executive Vice President, Business Development and compared the position against similar roles in the compensation comparator group to determine a fair and consistent compensation package.

Canadian industrial companies (2/3 weight)

ATCO Ltd./Canadian Utilities Ltd.

Canadian National Railway Co.

Canadian Pacific Railway Ltd.

Emera Inc.

Enbridge Inc.

Encana Corp.

Gibson Energy Inc.

First Quantum Minerals Ltd.

Goldcorp Inc.

Methanex Corp.

Pembina Pipeline Corp.

PotashCorp of Saskatchewan Inc.

Finning International Inc.

SNC-Lavalin Group Inc.

Teck Resources Ltd.

TransAlta Corp.

TransCanada Corp.

U.S. utility companies (1/3 weight)

AGL Resources Inc.

Alliant Energy Corp.

Ameren Corp.

Atmos Energy Corp.

CenterPoint Energy Inc.

CMS Energy Corp.

Eversource Energy

MDU Resources Group Inc.

New Jersey Resources Corp.

NiSource Inc.

PPL Corp.

Pinnacle West Capital Corp.

Public Service Enterprise Group Inc.

SCANA Corp.

Sempra Energy

TECO Energy Inc.

Wisconsin Energy Corp.

UGI Corp.

For our other executives, we use a comparator group of 275 Canadian commercial industrial companies from the Korn Ferry Hay Group database.

Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for medium and long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is ‘at risk’ and received as incentive awards. The value of ‘at-risk’ compensation is not guaranteed.

The ‘at risk’ component of total direct compensation was increased in 2015 and again in 2016. The increase in 2015 was conservative based on the outcome of the 2014 biennial review of executive compensation conducted by Hay Group, while the increase that followed in 2016 was to align with the market based on the consultant’s updated analysis. The graph below shows the 2016 compensation mix for each named executive.

Setting performance targets

After the board approves the business plan, corporate, subsidiary and individual performance objectives are set for the annual incentive.

The President and Chief Executive Officer proposes the corporate performance targets to the human resources committee for its review. Targets are challenging, yet fair, based on the business plan, and do not encourage excessive risk-taking.

The committee reviews targets in the context of alignment with shareholder interests. The committee considers general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets. Acquisitions, utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that support the business plan. The President and Chief Executive Officer submits his individual performance objectives directly to the human resources committee and recommends the individual performance objectives for the other named executives to the committee for review and discussion. The committee then establishes the individual objectives.

Corporate performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

The committee also establishes the performance targets for the PSU plan based on the business plan and long-term strategy. Previous grants are not directly taken into account when granting annual PSUs.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate, subsidiary and individual performance against the pre-determined annual incentive targets and objectives.

It reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. Based on this information, the committee recommends the annual incentive awards to the board.

The committee also makes recommendations to the board about grants of medium and long-term incentive awards, the payout of PSU awards that have vested as well as any salary adjustments for the named executives.

Using discretion

Both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards. The committee makes a recommendation on executive pay to the board for its review and approval.

The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay. Discretion can be used to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial results, circumstances that may have influenced individual and corporate performance, and any external factors that may have had an impact on performance.

You can read more about the use of discretion under each incentive plan beginning on page 57.

2016 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links to our overall corporate strategy and rewards for individual and corporate performance.

A significant portion is ‘at risk’ to align executive and shareholder interests. At-risk pay is highest for the President & CEO. The amount of ‘at risk’ compensation realized varies from year to year based on corporate and individual performance.

The table below shows the breakdown of 2016 total direct compensation for the named executives. Note that the value of the PSUs and stock options is not guaranteed. You can read more about the incentive plans beginning on page 57.

	Base salary		Annual incentive		Restricted share units		Performance share units		Stock options	Total	‘At-risk’ portion
Barry Perry President & CEO	$1,100,000		$2,200,000		—		$2,887,500		$962,500	$7,150,000	85%
Karl Smith EVP, CFO	$590,000		$826,000		—		$796,500		$265,500	$2,478,000	76%
Earl Ludlow EVP, Eastern Canada and Caribbean	$528,000		$554,000		—		$495,000		$165,000	$1,742,000	70%
Nora Duke EVP, Corporate Services and CHRO	$502,000		$527,000		—		$470,625		$156,875	$1,656,500	70%
James Laurito EVP, Business Development	$723,672	(1)	$869,069	(1)	$308,464	(2) (3)	$715,837	(3)	—	$2,617,042	72%

(1)         Mr. Laurito was President and Chief Executive Officer of Central Hudson from January 1, 2016 to March 31, 2016, and was appointed to his current position on April 1, 2016. His salary and annual incentive reflect both roles and were converted from U.S. to Canadian dollars using the 2016 average exchange rate of US$1.00 = $1.3248.

(2)         Mr. Laurito was granted RSUs while he was President and Chief Executive Officer of Central Hudson.

(3)         The value of Mr. Laurito’s PSUs granted in 2016 by CH Energy Group and RSUs granted in 2016 by Central Hudson have been converted from U.S. dollars to Canadian dollars using the exchange rates shown in the table to the right.

	Award dates
	April 1	January 1
2016	$1.3013	$1.3839

Salary

Salaries for four of the named executives increased an average of 5.9% for 2016 to align closer with the market median of the compensation comparator group (see page 54). Salary adjustments usually go into effect on January 1.

Mr. Laurito was appointed an officer of Fortis on April 1, 2016. He is a seasoned executive in the utility sector with deep experience and strong communications and leadership skills.

See the summary compensation table on page 76 for the salaries paid to the named executives in the last three fiscal years.

Annual incentive

Purpose

Motivate executives to achieve strong business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The target award and performance weightings vary by role.  Mr. Ludlow’s responsibilities include the performance of certain subsidiaries (see page 61).

	Annual incentive target	Performance mix
	(as % of salary)	Corporate	Subsidiary	Individual	Total
Barry Perry President & CEO	100%	80%		20%	100%
Karl Smith EVP, CFO	70%	80%		20%	100%
Earl Ludlow EVP, Eastern Canada and Caribbean	70%	40%	40%	20%	100%
Nora Duke EVP, Corporate Services and CHRO	60%	80%		20%	100%
James Laurito EVP, Business Development	60%	80%		20%	100%

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

•        generally no awards are granted if corporate performance is below threshold performance

•        if individual performance is judged to be unsatisfactory, no award is granted even if certain threshold performance or targets are met

•        the award is normally capped at 150% of target, however the board can use its discretion to increase the overall annual award up to a maximum of 200% to recognize the executive’s performance in relation to exceptional challenges or opportunities

Using discretion

The board takes into account all circumstances relevant to the performance assessment when exercising judgment. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS, as reviewed by the audit committee and recommended by the human resources committee.

2016 annual incentive performance summary

Barry Perry	$1,100,000	100%	117.8%			30%	$1,626,240	147.8%
Karl Smith	$590,000	70%	117.8%			30%	$610,579	147.8%
Earl Ludlow	$528,000	70%	58.9%		50.4%	27%	$503,617	136.3%
Nora Duke	$502,000	60%	117.8%			30%	$445,294	147.8%
James Laurito (4)	$724,000	60%	113.2	% (1)		27.5%	$610,837	140.7%

(1)   2016 corporate performance factor was assessed at 147.3%.

(2)   2016 subsidiary performance factor was assessed at 125.8%.

(3)   Individual performance was assessed at 150% for Mr. Perry, Mr. Smith and Ms. Duke, 137.5% for Mr. Laurito and at 135% for Mr. Ludlow.

(4)   Mr. Laurito was President and Chief Executive Officer of Central Hudson from January 1, 2016 to March 31, 2016, and was appointed to his current position on April 1, 2016. His salary was pro-rated using the two positions to calculate the annual incentive. Mr. Laurito’s corporate and individual performance factors reflect performance in both roles. Mr. Laurito’s annual incentive is paid in U.S. dollars and was converted to Canadian dollars using the 2016 annual average exchange rate of US$1.00 = 1.3248.

2016 annual incentive performance assessment

Financial performance was strong in 2016 with adjusted earnings per common share of $2.33, up substantially from the business plan and prior year results.

In 2016, Fortis undertook its largest acquisition with the purchase of ITC, dramatically increasing our North American footprint. The acquisition was completed within nine months of announcement, two and half months earlier than expected, and contributed approximately $74 million to our adjusted 2016 earnings. The acquisition of ITC is transformational and the board used its discretion under the plan to adjust the annual incentive awards for the named executives as detailed on page 64.

2016 Annual incentive scorecard

1. Corporate performance

Measures results against performance on two key metrics:

•      earnings per common share (80% weighting)

•      operational performance (safety and reliability) (20% weighting)

Earnings per common share (EPS):  80% weighting

+6% to –5%

of target EPS in our annual business plan as approved by the board based on a projected exchange rate between the U.S. dollar and Canadian dollar of US$1.00 = $1.30 when the target was set

Determining the payout

Adjusted EPS performance versus adjusted EPS target (80%)

We were required to achieve an adjusted EPS of $1.91 in 2016 to receive a minimum payout at 50%, an adjusted EPS of $2.03 to achieve a payout at 100% and an adjusted EPS of $2.13 to receive a payout at 150%.

The graph to the right shows our EPS performance of $2.19 against the target, resulting in a payout of 150%.

2016 EPS results

Target EPS	Adjusted target EPS	Reported adjusted EPS	Adjusted EPS for annual incentive	Annual incentive result (% target)
$2.01	$2.03	$2.33	$2.19	150%

Things to note

For the purposes of calculating the EPS component of corporate performance, reported 2016 adjusted EPS of $2.33 was further adjusted as follows:

•   exclude all impacts from the acquisition of ITC, including the positive contribution of ITC’s earnings and the issuance of common shares to complete the transaction

•   Include the impact of FERC ordered transmission refunds at UNS Energy, and

•   include unrealized losses on mark-to-market of derivatives at Aitken Creek natural gas storage.

The above adjustments amount to a reduction in earnings of $98 million and $0.14 per share from reported adjusted earnings and EPS of $721 million and $2.33 respectively. This results in an EPS of $2.19 for the purposes of evaluating annual incentive performance.

These adjustments were made to ensure our executives were paid for the performance of the business under their reasonable control, while being supported in executing the longer-term growth objectives of the business.

The business plan target EPS was also adjusted to reflect the actual 2016 average exchange rate between the U.S. dollar and Canadian dollar of US$1.00 = $1.32, compared to the projected rate of US$1.00 = $1.30 in the original business plan.

Operational performance (safety and reliability): 20% weighting

Safety performance is weighted at 10%, electrical system performance at 6% and gas system performance at 4%.

Targets are set considering utility industry standard measures and our performance over the previous three years:

•        Safety:  All Injury Frequency Rate, using an industry standard methodology

•        Electrical system reliability:  System Average Interruption Duration of Outages per Customer Index (SAIDI), using the Electrical and Electronics Engineers methodology

•        Gas system performance:  average results for the Total Gas Excavation Damage Rate, using an industry standard methodology

Determining the payout

Actual performance vs prior three-year average	Payout
Over 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 150%
Below 95%	150%

The graphs below show our operational results against the targets for the year:

2016 operational performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
All Injury Frequency Rate	2.36	1.88	10%	150%
System Average Interruption Duration of Outages per Customer Index	2.08	2.07	6%	105%
Total Gas Excavation Damage Rate	7.46	6.52	4%	150%
Total operational result			20%	136.4%

2016 corporate performance

	Result	Weighting	Performance factor
EPS	150%	80%	120.0%
Operational performance	136.4%	20%	27.3%
Total		100%	147.3%

2016 corporate performance factor: 147.3%

Things to note

We introduced this non-financial metric in 2015 because it is an important measure of operating performance and incorporates our service to customers.

2. Subsidiary performance

Forty percent of Mr. Ludlow’s performance is assessed on the performance of subsidiaries in his area of responsibility. The performance of each subsidiary is measured using a scorecard with multiple metrics calculated and weighted based on the earnings contribution of each subsidiary, with the results assessed by the subsidiary boards as follows:

2016 results

Subsidiary	Weighting	Result
Newfoundland Power	45%	131%
Maritime Electric	15%	135%
Caribbean Utilities	15%	122%
Fortis Turks and Caicos	15%	115%
FortisOntario	10%	111%
Total	100%	125.8%

2016 subsidiary performance factor: 125.8%

3. Individual performance

Each named executive is assessed on general performance relative to key accountabilities and 2016 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

Barry Perry, President & CEO

2016 individual performance factor: 150%

Mr. Perry’s performance was assessed against his 2016 priorities:

1. Execute the ITC acquisition	Closed the acquisition of ITC on October 14, 2016
2. Progress natural gas infrastructure opportunities	Advanced the Tilbury expansion and Woodfibre pipeline project
3. Maintain/enhance regulatory relationships	Achieved reasonable outcomes leading to good multi-year stability
4. Advance talent management plan and develop programs to promote diversity	Filled several leadership roles and developed a detailed succession plan for senior leadership
5. Create business development function and continue to enhance investor relations	Created the Executive Vice President, Business Development position with the appointment of James P. Laurito
6. Complete sustainability report and develop measures for continued improvement	Issued our first environmental report and advanced many clean energy initiatives

Karl Smith, EVP, CFO

2016 individual performance factor: 150%

Mr. Smith’s performance was assessed against his 2016 priorities:

1. Oversee the SOX compliance project	Prepared a two-year plan and made significant progress toward ensuring compliance by the end of 2017
2. Prepare for the NYSE listing	Listed on the NYSE on October 14, 2016
3. Execute the ITC acquisition	Closed the ITC acquisition on October 14, 2016
4. Manage the financial aspects of acquisition or divestiture investigations and transactions for Fortis and its subsidiaries	Arranged efficient financing for all transactions in 2016, including a very successful inaugural public debt deal in the U.S. that was significantly oversubscribed
5. Implement long-term succession plan for the finance group	Added resourcing to the Finance Group to manage the additional work associated with the ITC acquisition and SOX compliance Provided strong support for development opportunities for key personnel
6. Enhance investor outreach	Successfully marketed to U.S.-based ITC shareholders and sell-side analysts Conducted our first European shareholder visit Broadened analyst coverage

Earl Ludlow, EVP, Eastern Canada and Caribbean

2016 individual performance factor: 135%

Mr. Ludlow’s performance was assessed against his 2016 priorities:

1. Pursue consolidation and growth opportunities in Ontario and Newfoundland	Advanced several key projects in 2016, including completing the transaction with RES Canada, giving Fortis 49% ownership in the Wataynikaneyap project
2. Continue to develop relationships in Belize	Constructive dialogue with and assistance to the Belize Electricity Limited board and board committees
3. Lead operational targets for safety and reliability	Improved reporting, and held quarterly discussions with senior operating and engineering representatives from all operations
4. Research and design enterprise wide environmental metrics	Progressed methodology to begin reporting on environmental metrics
5. Support the ITC acquisition, execution and integration	Participated in a successful acquisition, execution and integration
6. Facilitate a smooth transition at Maritime Electric and FortisOntario in light of CEO retirements	Successful process that resulted in several key appointments at Maritime Electric, FortisOntario, Newfoundland Power and Fortis Improved the gender balance and enhanced First Nations diversity
7. Actively support executive succession and talent management process through transition and retirements	Successfully developed key personnel for executive succession

Nora Duke, EVP, Corporate Services and CHRO

2016 individual performance factor: 150%

Ms. Duke’s performance was assessed against her 2016 priorities:

1. Advance talent management and succession planning	Achieved significant progress on the talent management strategy, including numerous senior leadership and executive appointments
2. Develop action plans and approach to employment diversity	Produced the first enterprise-wide diversity survey. Developed and led a highly successful Women’s Leadership Forum
3. Advance the human resource function and enhance engagement/development initiatives	Established a new director role, reviewed non-executive compensation and implemented a new structure to ensure market competitiveness and internal equity
4. Complete the U.S. compensation review and begin the Canadian biennial review	Completed the U.S. compensation review and implemented it Substantially completed Canadian biennial review
5. Strengthen support to the human resources committee for carrying out its mandate	Successfully coordinated all deliverables
6. Support the ITC acquisition and integration	Redesigned and aligned incentive compensation. Assisted with successful transition of the CEO
7. Further strengthen information technology and security	Executive sponsor of the Fortis cyber security working group Delivered cyber security training to employees and improved awareness of cyber security issues
8. Other	Expanded role to include environment and sustainability and revitalized corporate affairs and communications functions, co-led the strategic planning session and led Fortis leadership forum

James Laurito, EVP, Business Development

2016 individual performance factor: 137.5%

Mr. Laurito’s performance was assessed against his 2016 priorities:

1. Execute the ITC acquisition	Led operational due diligence and had a key role in gaining state and federal regulatory approvals
2. Lead the minority investor process	Led the minority investor process, successfully completing it ahead of the schedule
3. Support ongoing growth and development initiatives

Improved processes and relationships to build a platform for future growth

Evaluated new opportunities and led the analysis and investment in a key transaction

Prepared and co-led the strategic planning session

After calculating the annual incentive payments as shown above, the board, acting on the recommendation of the human resources committee, exercised its discretion and increased the 2016 awards for the named executives in recognition of exceptional 2016 results and the successful early closing of the ITC acquisition. The table below shows the 2016 annual incentive awarded to each named executive:

	Base annual incentive	Discretionary annual incentive award	2016 annual incentive	% of target
Barry V. Perry	$1,626,240	$573,760	$2,200,000	200%
Karl W. Smith	$610,579	$215,421	$826,000	200%
Earl A. Ludlow	$503,617	$50,383	$554,000	150%
Nora M. Duke	$445,294	$81,706	$527,000	175%
James P. Laurito (1)	$610,837	$258,232	$869,069	200%

(1)   As a U.S. resident, Mr. Laurito is paid in U.S. dollars. His annual incentive was US$656,000 converted from U.S. to Canadian dollars using the 2016 average exchange rate of US$1.00 = $1.3248.

Medium-term incentive

Purpose

Encourage executives to achieve sustained medium-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares.

Who participates

All executives

Form

Performance share units (PSUs)

Restricted share units (RSUs) are awarded to a broad group of Fortis and subsidiary executives, and are not normally granted to the named executives. Mr. Laurito received RSUs in 2016 in his role as President and Chief Executive Officer of Central Hudson.

Amount

The award is granted annually and the amount is based on competitive positioning and executive level:

	Total target grant value	Incentive mix
	(as % of salary)	PSUs	RSUs	Stock options
Barry Perry President & CEO	350%	75%	—	25%
Karl Smith EVP, CFO	180%	75%	—	25%
Earl Ludlow EVP, Eastern Canada and Caribbean	125%	75%	—	25%
Nora Duke EVP, Corporate Services and CHRO	125%	75%	—	25%
James Laurito EVP, Business Development	140%	70%	30%	0%

(You can read about stock options beginning on page 69).

Vesting

PSUs vest at the end of a three-year performance period based on our performance against two pre-established metrics, each weighted at 50%:

•        our TSR compared to the TSR of our performance peer group (see page 66)

•        our cumulative EPS compared to a target set by the human resources committee based on our business plan

Payout

Ranges from 0 to 150% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes.

PSUs earn dividend equivalents at the same rate as dividends paid on our common shares.

PSUs cannot be assigned to another person.

Linking pay to performance

The ultimate value of the award is based on our performance against the two metrics and our share price at the end of the three-year performance period. If we do not achieve a minimum level of performance, then the payout for that metric is zero.

The human resources committee can set additional performance criteria for PSU awards at the time of grant or after.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year period when determining the payout.

The committee can cancel the payout if our corporate long-term credit rating is below the median corporate long-term credit rating for the performance peer group on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Grant of 2016 PSU awards

	Grant value	Number of PSUs
Barry Perry	$2,887,500	76,545
Karl Smith	$796,500	21,114
Earl Ludlow	$495,000	13,122
Nora Duke	$470,625	12,475
James Laurito	$715,837	18,805

The 2016 PSU awards were granted on January 1, 2016 in accordance with our executive compensation policy (see pages 44 and 47).

We divided the grant value by $37.72, the volume weighted average trading price of our common shares on the TSX for the five days ending December 31, 2015, to calculate the number of PSUs to be awarded. The number of PSUs in the table reflect any adjustments due to rounding.

PSU awards for Mr. Laurito are calculated and awarded in U.S. dollars and converted to Canadian dollars using the exchange rate of US$1.00 = $1.3013. The amount in the table above represents the 2016 PSU awards he received from CH Energy Group on April 1, 2016 under a performance share unit plan substantially similar to the plan used by Fortis. These replaced all previous PSUs granted by Central Hudson in 2016.

Mr. Laurito also received a 2016 RSU award of $308,464 (8,177 units) on January 1, 2016 in his previous role. The amount has been converted to Canadian dollars using the exchange rate of US$1.00 = $1.3839 on the grant date.

Performance criteria

PSUs granted in 2016 will vest on January 1, 2019 (the third anniversary of the grant date) based on our performance against two pre-established targets, each weighted at 50%:

•        our TSR compared to the TSR of our performance peer group

•        our cumulative EPS compared to a target set by the human resources committee based on our business plan.

The payout multiplier for each metric is zero if we do not achieve threshold performance, and is capped at 150% for maximum performance.

About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors.

Alliant Energy	First Energy Corp.	PPL Corp.
Ameren Corp.	Great Plains Energy	Public SVC Enterprise Group
Atmos Energy Corp.	HydroOne	SCANA Corp.
CMS Energy Corp.	MDU Resources Group Inc.	Sempra Energy
Canadian Utilities Ltd.	New Jersey Resources Corp.	UGI Corp.
CenterPoint Energy Inc.	NiSource Inc.	WEC Energy Group
DTE Energy Co.	OGE Energy Corp.	Westar Energy Inc.
Emera Inc.	Pinnacle West Capital Corp.	Xcel Energy Inc.
Eversource (formerly Northeast Utilities)

Companies were selected based on several criteria. The table below shows the median and average for the group compared to Fortis:

(as at December 31, 2015)	Market capitalization ($M)	Total revenue ($000)	Total assets ($000)	Debt/book capitalization 2015 (%)	Dividend yield (%)
Median	$10,924	$6,538,000	$24,294,000	52.06%	3.64%
Average	$13,342	$7,725,836	$29,120,500	53.76%	3.56%
Fortis	$10,484	$6,757,000	$28,804,000	54.08%	4.01%

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Less than P30	0%
P30	50%
P50 (median)	100%
P75 or higher	150%

If our TSR is between the 30th and 75th percentiles, the multiplier is determined using a straight-line interpolation.

About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Below threshold	0%
Minimum (plan -8%)	50%
Target (plan)	100%
Maximum (plan +8%)	150%

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a straight-line interpolation.

On the grant date, our long-term credit rating was A-, compared to the peer group median of BBB+ according to Standard & Poor’s.

Payout of 2013 PSU awards

PSUs were granted in April 2013. These grants vested on January 1, 2016 based on our three-year performance on three metrics compared to the performance of our 2013 performance peer group:

•        our compound annual growth rate (CAGR) for EPS (50% weighting)

•        our CAGR for property, plant and equipment (PP&E) (30% weighting)

•        our TSR (20% weighting).

The table below shows the calculation of the payout and the realized value. Awards were paid out using $37.72, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2015. Ms. Duke’s award was paid out in 2015 due to a change of control when Fortis Properties was sold, and Mr. Laurito did not receive a 2013 PSU award.

Barry Perry	96%	11,484	1,379	$37.72	$465,805
Karl Smith	96%	6,994	839	$37.72	$283,685
Earl Ludlow	96%	2,473	296	$37.72	$100,308

The 2013 performance peer group originally included 25 publicly traded North American utility companies. Due to acquisitions, the 2013 performance peer group used to assess performance for the 2013 PSU awards consisted of the following 19 companies:

Alliant Energy	Emera Inc.	SCANA Corp.
Ameren Corp.	Great Plains Energy	Sempra Energy
Atmos Energy Corp.	MDU Resources Group Inc.	UGI Corp.
Canadian Utilities Ltd.	NiSource Inc.	Westar Energy Inc.
CenterPoint Energy Inc.	OGE Energy Corp.	WEC Energy Group
CMS Energy Group	Pinnacle West Capital Corp.	Xcel Energy Inc.
DTE Energy Co.

The payout multiplier was calculated as follows:

If A, B or C is below 80%, the value for that metric is zero. Metrics are capped at 120% even if performance is exceptional.

At December 31, 2015, our long-term corporate credit rating was A-, compared to the peer group median of BBB+ according to Standard & Poor’s. This is within the ratings on January 1, 2013, therefore the PSUs were paid out at the end of the three-year performance period.

Long-term incentive

Purpose

Encourage executives to achieve strong long-term business performance, align executive and shareholder interests by encouraging share ownership, and attract and retain highly qualified executives.

Who participates

All executives, except for Mr. Laurito.

Form

Stock options (maximum of 25% of target mix for medium and long-term incentives).

Amount

The award is granted annually and the amount is based on competitive positioning and executive level:

	Total target grant value	Incentive mix
	(as % of salary)	PSUs	RSUs	Stock options
Barry Perry President & CEO	350%	75%	—	25%
Karl Smith EVP, CFO	180%	75%	—	25%
Earl Ludlow EVP, Eastern Canada and Caribbean	125%	75%	—	25%
Nora Duke EVP, Corporate Services and CHRO	125%	75%	—	25%

(Mr. Laurito does not receive stock options. You can read about PSUs beginning on page 65).

Vesting

Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

Grant of 2016 stock option awards

	Grant value	Grant date fair value
Barry Perry	$962,500	$37.30
Karl Smith	$265,500	$37.30
Earl Ludlow	$165,000	$37.30
Nora Duke	$156,875	$37.30

The 2016 stock option awards were granted on February 16, 2016 in accordance with our executive compensation policy (see pages 44 and 47).

We converted the grant value of the award to a number of stock options by using a stock option valuation based on the binomial valuation model. See footnote 2 to the summary compensation table on page 76 for details.

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

•        who is eligible to participate in the plan and who, among them, are granted stock option awards

•        the number of common shares covered by each grant of stock options

•        the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the five days ending the day before the grant date)

•        when the options will be granted

•        when the options will vest

•        when the options will expire.

Volume weighted average trading price is the total value of our common shares traded on the TSX during the last five days ending the day before the grant date, divided by the total volume of our common shares traded during the period.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period.

Holders cannot exercise their options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the options, or the unexercised portion of the grant, will be extended to 10 business days after the end of the blackout period.

Other important things to know

•        We do not backdate stock options or change or reduce the exercise price of stock options previously granted.

•        We do not grant loans for participants to exercise their stock options.

•        A stock option award does not represent a right for the holder to continue working for, or providing services to, Fortis.

•        Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies.

•        Our 2006 stock option plan will terminate when all of the outstanding options granted under the plan are exercised or expire on or before March 2, 2018.

•        Shareholders must approve changes that would increase the number of common shares that can be issued under the plan, extend the period for exercising the options, change the eligibility criteria to participate in the plan or increase the participation of insiders, among other things.

•        The committee can make changes to the plan without shareholder approval if they are of a housekeeping nature and do not require regulatory approval or the approval of the TSX.

Employee share purchase plan

Background

The four named executives who are Canadian residents participated in the employee share purchase plan in 2016. The plan gives full-time and part-time employees a convenient way to invest in Fortis common shares, and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee’s salary and dividends are reinvested. Participation is optional, and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee’s contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee, or issued from treasury. All common shares purchased and held under the 2012 ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. As of September 1, 2012, we have issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information on page 79).

The 2012 ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security based compensation arrangement, the purchase could result in (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

On February 15, 2017, the board approved the Plan Amendment to increase the share reserve under the plan by 2,000,000 shares. There are currently 286,166 shares available for issuance under the 2012 ESPP. Therefore, upon implementation of the Plan Amendment, there will be 2,286,166 shares available for issuance under the plan, representing 0.55% of the total number of shares issued and outstanding as of the dates of this circular. See page 9 to read about the resolution on the Plan Amendment and Appendix B for the complete text of the 2012 Plan, including the 2016 Plan Amendments.

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume-weighted average price of Fortis shares for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded divided by the total volume of the shares traded during the period.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. The named executives are prohibited from receiving employee loans for the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in installments.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in case of death) must file a notice electing to (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee’s name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

•      amendments of a “housekeeping” nature

•      amendments necessary to comply with the provisions of applicable law or the rules of the TSX

•      amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan

•      amendments respecting the administration of the plan

•      amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee’s base pay

•      amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee’s contributions

•      amendments necessary to introduce vesting or retention periods

•      amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

•      increases the maximum number of shares reserved for issuance under the plan

•      amends the definition of eligible employee to broaden or increase insider participation

•      permits an employee to contribute more than 25% of their base pay in a calendar year

•      provides for any additional form of financial assistance to employees

•      amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee’s contribution

•      removes, increases or exceeds the limits on insider participation

•      amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a “housekeeping” nature.

The full text of the amendment provisions can be found in section 19 of the plan.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee’s election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Mr. Perry, Mr. Smith and Mr. Ludlow participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($25,370 in 2016).

Defined contribution supplemental employee retirement plan

All of the named executives except for Mr. Laurito participate in the defined contribution supplemental employee retirement plan (DC SERP).  We accrue an amount equal to 13% of the participant’s annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit, to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive’s years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plan

Our defined benefit pension plan is a legacy plan that is closed to new members. Ms. Duke is the only named executive who participates in the plan.

The plan provides Ms. Duke with a benefit based on a maximum of 35 years of service. The annual benefit is based on her pensionable earnings and is calculated as follows:

•        annual accrual of 1.33% up to a final average years maximum pensionable earnings (YMPE) as defined under the Canada Pension Plan plus

•        2% of the final average YMPE, up to the average of the named executive’s highest average pensionable earnings over 36 months.

Ms. Duke’s annual benefit for 2016, taking into account limits prescribed by the Income Tax Act (Canada), would be $87,947.

Deferred compensation plan and 401(k)

Mr. Laurito receives a profit sharing contribution to a 401(k) account equal to 4% of his base salary and company matching contribution to his 401(k) account equal to 75% of his own contribution up to 8% of his base salary, subject to applicable Internal Revenue Service (IRS) contribution limits.

Mr. Laurito continues to participate in the Central Hudson directors and executives deferred compensation plan, a plan that he was a member of before his appointment to his current role on April 1, 2016. CH Energy Group provides a supplemental annual retirement credit for each year through 2021, to be deposited into his deferred compensation plan subaccount, in an amount equal to 13% of his annual base salary and target bonus, as long as he is employed by CH Energy Group and an officer of Fortis. The retirement credits made in 2016 vest on December 31, 2017.  Future credits will vest on a future date, as long as he continues to be employed by
CH Energy Group and an officer of Fortis.

See Pension benefits on page 80 for the pension plan tables and information about our 2016 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

•        comprehensive life, health, long-term disability, dental and related benefits

•        company vehicle (including normal maintenance and operating costs) or car allowance

•        post-retirement benefits.

Share performance and cost of management

The graph below compares our total cumulative shareholder return for the past five years to the total return of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index. It assumes $100 was invested in our common shares and the two market indexes on December 31, 2011, and reinvestment of dividends during the period.

The graph shows that Fortis shares have outperformed the S&P/TSX Capped Utilities Index over the five-year period and delivered similar performance as the S&P/TSX Composite Index.

(at December 31)	2011	2012	2013	2014	2015	2016
Fortis common shares (TSX:FTS)	$100	$106	$98	$130	$129	$149
S&P/TSX Composite Index	$100	$107	$121	$134	$123	$149
S&P/TSX Capped Utilities Index	$100	$104	$99	$115	$111	$131
Increase in TSR of Fortis common shares from prior year	—	6.0%	-7.5%	32.7%	-0.8%	15.2%

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and recently in the U.S., including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table below shows our growth over the last five years:

(at December 31)	2011	2012	2013	2014	2015	2016
Total assets ($millions)	$14,214	$14,950	$17,908	$26,233	$28,804	$47,900
Adjusted earnings ($millions)	$295	$331	$331	$394	$589	$721
Annual revenue ($millions)	$3,738	$3,654	$4,047	$5,401	$6,727	$6,838
Total compensation awarded to the named executives	$7,254,768	$7,898,937	$10,144,624	$20,428,450	$16,972,073	$17,913,105
As a % of adjusted earnings	2.46%	2.39%	3.06%	5.18%	2.88%	2.49%

Named executives:

2011 and 2012: Stanley Marshall, Barry Perry, Ronald McCabe

2013: Stanley Marshall, Barry Perry, Ronald McCabe (since retired), James Spinney, James Roberts

2014: Stanley Marshall (since retired), Barry Perry, Karl Smith, John Walker, Earl Ludlow

2015: Barry Perry, Karl Smith, John Walker (since retired), Earl Ludlow, Nora Duke

2016: Barry Perry, Karl Smith, Earl Ludlow, Nora Duke, James Laurito

Since 2011, annual revenue has grown by 83%, adjusted earnings by 144% and total assets by 237% to $47.9 billion as at December 31, 2016. This growth was largely influenced by our acquisitions of ITC in October 2016, UNS Energy in August 2014 and CH Energy Group in June 2013. In 2012 we began stating our results according to U.S. GAAP and have therefore restated the 2011 figures from Canadian GAAP to U.S. GAAP.

The table also shows the change in total compensation awarded to the named executives over the same period, as disclosed in prior circulars. The 147% increase over the five years is mainly the result of the growth of Fortis and three factors:

•        necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group, including granting PSU awards to all named executives

•        an increase in the number of named executives from three to five in 2013

•        the creation of new Executive Vice President roles in 2014 and 2016.

2016 COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

Named executive		Salary	Share- based awards(1)	Option- based awards (2)	Annual incentive plan(3)	Pension value(4)	All other compensation(5)	Total compensation
Barry V. Perry (6) President & CEO (as of December 31, 2014)	2016	$1,100,000	$2,887,500	$962,500	$2,200,000	$297,977	$558,634	$8,006,611
	2015	$1,025,000	$2,267,813	$755,938	$1,387,440	$245,990	$340,138	$6,022,319
	2014	$737,500	$1,115,625	$318,465	$1,059,000	$136,605	$232,355	$3,559,550
Karl W. Smith (6) Executive Vice President, Chief Financial Officer (as of June 30, 2014)	2016	$590,000	$796,500	$265,500	$826,000	$121,022	$189,235	$2,788,257
	2015	$570,000	$641,250	$213,750	$536,096	$114,170	$184,053	$2,259,319
	2014	$522,500	$330,000	$236,634	$500,000	$89,292	$146,906	$1,825,332
Earl A. Ludlow (6) Executive Vice President, Eastern Canadian and Caribbean Operations (as of August 1, 2014)	2016	$528,000	$495,000	$165,000	$554,000	$103,192	$126,302	$1,971,494
	2015	$515,000	$482,813	$160,938	$460,935	$94,020	$142,898	$1,856,604
	2014	$465,000	$207,583	$172,570	$400,000	$74,400	$97,835	$1,417,388
Nora M. Duke (6) Executive Vice President, Corporate Services and Chief Human Resource Officer (as of August 1, 2015)	2016	$502,000	$470,625	$156,875	$527,000	$136,458	$103,770	$1,896,728
	2015	$455,000	$330,168	$129,007	$368,222	$114,693	$1,056,455	$2,453,545
	2014	$415,000	$83,000	$143,021	$225,000	$106,086	$20,808	$992,915
James P. Laurito (6) (7) Executive Vice President, Business Development (as of April 1, 2016)	2016	$723,672	$1,024,055	—	$869,069	$147,424	$485,795	$3,250,015
	2015	$639,350	$639,355	—	$538,131	$124,673	$145,055	$2,081,544
	2014	$506,229	$347,925	—	$381,205	—	$62,815	$1,298,174

(1)         Share-based awards

Amounts reflect the grant value of PSUs awarded in 2014, 2015 and 2016. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant:

	January 1	April 1	June 30	August 1
2016	$37.72	$40.34	—	—
2015	$38.90	—	—	—
2014	$30.42	—	$32.23	$33.44

For accounting purposes, the 2014, 2015 and 2016 awards were measured at fair value, using the volume weighted average price of common shares traded on the TSX for the five trading days ending the day before the grant date for each unit: $30.42 (2014), $38.90 (2015) and $37.72 (2016).

Mr. Laurito’s amounts reflect the grant value of PSUs and RSUs awarded in 2014, 2015 and 2016 by CH Energy Group and Central Hudson, converted to Canadian dollars using the exchange rates shown in the table to the right. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

	CH Energy Group		Central Hudson
	April 1	exchange rate	January 1	exchange rate
2016	$40.34	$1.3013	$37.72	$1.3839
2015	—	—	$38.90	$1.1621
2014	—	—	$30.42	$1.0621

(2)         Option-based awards

Amounts reflect the grant value of stock options awarded in 2014, 2015 and 2016, using the binomial valuation model to determine the fair value of stock options to acquire common shares:

2016	2015	2014
Feb 16	March 2	Feb 24	June 30	Aug 1
$3.73	$3.925	$3.07	$3.22	$3.34

Calculations were based on the following key assumptions:

•        a term of 10 years (based on the full term under the stock option plan)

•        a dividend yield (based on a blended historical and projected dividend yield)

•        a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)

•        a volatility rate (based on the average daily volatility).

Compensation fair value of the stock option is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:

•        compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity

•        accounting fair value assumes a life expectancy of 5.5 years based on historical experience.

(3)         Annual cash bonus earned under the short-term incentive plan for the 2014, 2015 and 2016 financial years.

(4)         Pension value includes the compensatory charge in the defined contribution supplemental employee retirement plan and, for Ms. Duke, the defined benefit pension plan and, for Mr. Laurito, the deferred compensation retirement credit (see page 80).

(5)         All other compensation includes:

•        insurance premiums paid by Fortis for term life and disability insurance

•        vehicle benefits and transportation costs

•        employer contributions to the named executive’s self-directed RRSP (401(k) plan for Mr. Laurito)

•        employer contribution under the employee share purchase plan

•        relocation and moving expenses

•        payout of accrued vacation

•        amounts paid by subsidiaries of Fortis as directors’ fees:

	Barry Perry	Karl Smith	Earl Ludlow	Nora Duke	James Laurito
2016	$264,409	$156,112	$82,782	$86,112	$212,743
2015	$295,820	$142,372	$87,859	$98,883	$108,690
2014	$189,283	$81,139	$53,813	$28,350	$35,025

Ms. Duke’s amount for 2015 included a $931,000 bonus related to the strategic review and sale of the commercial real estate and hotel properties according to an agreement with Fortis Properties Corporation. For Mr. Laurito compensation was paid in U.S. dollars and converted using the average annual exchange rates of US$1.00 = $1.3248 for 2016, US$1.00 = $1.2781 for 2015 and US$1.00 = $1.1045 for 2014.

(6)         The table below explains the change in roles of the named executives in the last three financial years:

Barry Perry

•        Appointed President effective June 30, 2014

•        Prior to June 30, 2014, Mr. Perry served as Vice President, Finance and Chief Financial Officer of Fortis. 2014 data reflects the compensation earned in the prior roles as President and Vice President, Finance and Chief Financial Officer

Karl Smith	• 2014 data reflects the compensation earned in his current position and his prior role as President and Chief Executive Officer of FortisAlberta
Earl Ludlow	• 2014 data reflects the compensation earned in his current position and his prior role as President and Chief Executive Officer of Newfoundland Power
Nora Duke	• Prior to August 1, 2015, Ms. Duke served as President and Chief Executive Officer of Fortis Properties
James Laurito

•        2016 data reflects the compensation earned in his current position and his role as President and Chief Executive Officer of Central Hudson

•        2014 and 2015 data reflects the compensation earned in his prior role as President and Chief Executive Officer of Central Hudson

(7)         As a U.S. resident, Mr. Laurito is paid in U.S. dollars. All amounts have been converted from U.S. to Canadian dollars using the average exchange rates for the year: US$1.00 = $1.3248 for 2016, US$1.00 = $1.2787 for 2015 and US$1.00 = $1.1045 for 2014. The table below shows Mr. Laurito’s compensation in U.S. dollars:

	Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
2016	$546,250	$772,988	—	$656,000	$111,280	$366,693	$2,453,211
2015	$500,000	$499,988	—	$420,842	$97,500	$109,529	$1,627,859
2014	$458,333	$315,007	—	$345,138	—	$56,872	$1,175,350

Mr. Laurito serves as President and Chief Executive Officer of CH Energy Inc. and continues to serve in that role since his appointment as an officer of Fortis on April 1, 2016.

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2016 (you can read more about the medium and long-term incentive plans beginning on page 65).

		Option-based awards				Share-based awards
	Year option granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested (2)	Market or payout value of vested share-based awards not paid out or distributed (2)
		(#)	($)	Date	($)	(#)	($)	($)
Barry V. Perry President & CEO	2016	258,044	37.30	Feb 16, 2026	1,073,463	79,480	3,295,241	—
	2015	192,596	39.25	Mar 2, 2025	425,637	62,821	2,604,559	—
	2014	20,168	32.23	June 30, 2024	186,151	—	—	985,100
	2014	74,848	30.73	Feb 24, 2024	803,119	—	—	657,743
	2013	61,944	33.58	Mar 23, 2023	488,119	—	—	—
	2012	56,612	34.27	May 4, 2022	407,040	—	—	—
	2011	57,056	32.95	Mar 2, 2018	485,547	—	—	—
Total		721,268			3,869,076	142,301	5,899,800	1,642,843
Karl W. Smith EVP, CFO	2016	71,180	37.30	Feb 16, 2026	296,109	21,924	908,969	—
	2015	54,460	39.25	Mar 2, 2025	120,357	17,763	736,454	—
	2014	3,416	32.23	June 30, 2024	31,530	—	—	118,752
	2014	64,432	30.73	Feb 24, 2024	691,355	—	—	377,487
	2013	56,584	33.58	Mar 19, 2023	445,882	—	—	—
	2012	53,692	34.27	May 4, 2022	386,045	—	—	—
	2011	54,024	32.95	Mar 2, 2018	459,744	—	—	—
Total		357,788			2,431,022	39,687	1,645,423	496,239
Earl A. Ludlow EVP, Eastern Canada and Caribbean	2016	44,236	37.30	Feb 16, 2026	184,022	13,625	564,893	—
	2015	41,004	39.25	Mar 2, 2025	90,619	13,375	554,528	—
	2014	8,476	33.44	Aug 1, 2024	67,978	—	—	165,925
	2014	42,956	30.73	Feb 24, 2024	460,918	—	—	134,218
	2013	37,524	33.58	Mar 19, 2023	295,689	—	—	—
	2012	35,016	34.27	May 4, 2022	251,765	—	—	—
	2011	35,056	32.95	Mar 2, 2018	298,327	—	—	—
Total		244,268			1,649,318	27,000	1,119,421	300,143
Nora M. Duke EVP, CHRO	2016	42,060	37.30	Feb 16, 2026	174,970	12,954	537,073	—
	2015	32,868	39.25	Mar 2, 2025	72,638	9,570	396,772	—
	2014	40,516	30.73	Feb 24, 2024	434,737	—	—	—
	2013	35,292	33.58	Mar 19, 2023	278,101	—	—	—
	2012	33,484	34.27	May 4, 2022	240,750	—	—	—
	2011	33,688	32.95	Mar 2, 2018	286,685	—	—	—
Total		217,908			1,487,881	22,524	933,845	—
James P. Laurito EVP, Business Development	2016	—	—	—	—	28,018	1,161,626	—
	2015	—	—	—	—	16,095	667,299	—
	2014	—	—	—	—	—	—	505,015
	2013	—	—	—	—	—	—	—
	2012	—	—	—	—	—	—	—
	2011	—	—	—	—	—	—	—
Total						44,113	1,828,925	505,015

(1)   Value of unexercised in-the-money options is the difference between the option exercise price and $41.46, the closing price of our common shares on the TSX on December 31, 2016, multiplied by the number of outstanding options. No value is assigned if the exercise price is greater than the closing share price.

(2)   Market or payout value of share-based awards is the market value of outstanding PSUs based on $41.46, the closing price of our common shares on the TSX on December 31, 2016.

Incentive plan awards — value vested or earned in 2016

	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year (3)
Barry Perry	$351,222	$465,805	$2,200,000
Karl Smith	$292,098	$283,685	$826,000
Earl Ludlow	$206,104	$100,308	$554,000
Nora Duke (4)	$176,848	—	$527,000
James Laurito (5)	—	—	$869,069

(1)         Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options.

(2)         Value of PSUs that were realized and paid out in 2016.

(3)         Annual incentive earned for 2016 (see the summary compensation table on page 76 for details).

(4)         Ms. Duke’s PSU awards for 2013 and 2014 were paid out in 2015 due to a change of control when Fortis Properties was sold.

(5)         Mr. Laurito was appointed to his current position on April 1, 2016. He does not receive options. His non-equity incentive plan compensation was paid in U.S. dollars and has been converted to Canadian dollars using an exchange rate of US$1.00 = $1.3248.

Equity compensation plan information

In 2016, we granted 788,188 options under the 2012 stock option plan, representing 0.28% of our total common shares issued and outstanding. This compares to 667,244 in 2015 (0.24% of our total common shares issued and outstanding).

(as at December 31, 2016)	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plans (excluding options issued and outstanding)
Stock option plans approved by security holders	4,160,192	$34.45	6,065,005

Stock options outstanding

The number of options granted and outstanding plus the number of shares remaining in reserve for issuing stock options under the Fortis stock options plans, total 10,225,197 common shares, representing 2.55% of the total number of common shares issued and outstanding.

	Number of options outstanding		% of common shares issued and outstanding
	at December 31, 2016	at March 17, 2017 (1)	at December 31, 2016	at March 17, 2016
2012 stock option plan	3,538,192	4,287,689	0.88%	1.03%
2006 stock option plan	622,000	463,398	0.15%	0.11%
Total	4,160,192	4,751,087	1.04%	1.14%

(1)         We have 5,290,081 common shares remaining in reserve for options to be issued under the Fortis stock option plans, representing 1.28% of the total number of issued and outstanding common shares, and all may be issued under the 2012 stock option plan.

Stock options exercised in 2016

The table below shows the stock options exercised by the named executives in 2016. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Barry Perry	2010	12,336	$139,397
Karl Smith	2010	36,800	$607,602
Earl Ludlow	2010	40,572	$529,527
Nora Duke	2006	13,470	$211,748
	2009	38,096	$611,060
	2010	38,380	$600,263
James Laurito	—	—	—

Pension benefits

Retirement plans

In 2016, we contributed to self-directed individual RRSPs for Mr. Smith and Mr. Ludlow, matching the contributions up to the maximum RRSP contribution limit of $25,370 as allowed by the Income Tax Act (Canada). These contributions totalled $25,370.

In 2016, Mr. Perry received $12,685 from Fortis in lieu of a contribution to his self-directed RRSP.

Additional amounts were accrued in the defined contribution supplemental employee retirement plan in 2016: $366,504 for Mr. Perry, $193,536 for Mr. Smith, $161,669 for Mr. Ludlow and $138,931 for Ms. Duke. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the four named executives.

In 2016, we contributed $17,884 to Mr. Laurito’s 401(k) plan as an employer matching contribution and $10,532 for profit sharing. An additional amount of $147,424 was contributed to Mr. Laurito’s deferred compensation subaccount.  The deferred compensation credit amounts to 13% of his annual base salary and his target annual incentive award as at January 1, 2016.  As a U.S. resident, Mr. Laurito is compensated in U.S. dollars.  All amounts contributed to the 401(k) and deferred compensation subaccount are converted from U.S. to Canadian dollars using the average annual exchange rate for 2016 of US$1.00 = $1.3248.

The tables below show the estimated annual pension for each named executive as at December 31, 2016.

Defined benefit pension plan table

		Annual benefits payable		Accrued			Accrued
	Number of years of credited service	At year-end 2016	At age 65 (1)	obligation at start of year	Compensatory	Non- Compensatory (2)	obligation at year end
Nora Duke	30.18	$87,947	$101,995	$1,316,996	$44,493	$106,072	$1,467,561

(1)         This is a pension payable at age 65 based on service and earnings to December 31, 2016, however Ms. Duke is not entitled to an immediate unreduced pension at that date.

(2)         Reflects the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2016. The discount rate used as at December 31, 2016 was 3.90%, compared to 4.40% as at December 31, 2015.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Benefits paid	Accumulated value at year end
Barry Perry	$1,372,745	$297,997	$68,507	—	$1,739,249
Karl Smith	$1,285,842	$121,022	$72,514	—	$1,479,378
Earl Ludlow	$1,032,293	$103,192	$58,477	—	$1,193,962
Nora Duke	$824,684	$91,965	$46,966	—	$963,615
James Laurito	—	—	—	—	—

A contribution of $147,424 was made to Mr. Laurito’s deferred compensation plan subaccount. Mr. Laurito is compensated in U.S. dollars, and this amount has been converted using the 2016 average exchange rate of US$1.00 = $1.3248.

Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date

Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is pro-rated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)

Cash severance	None	None	None

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Ms. Duke, Mr. Smith, Mr. Laurito and Mr. Ludlow:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Perry:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Ms. Duke, Mr. Smith, Mr. Ludlow and Mr. Laurito:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled	PSUs that have a payment date prior to the expiry of the notice period are paid Other PSUs are cancelled	All PSUs are redeemed at 100% on the date immediately before the change of control

Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement	All RSUs are cancelled	RSUs that have a payment date prior to the notice period are paid Other RSUs are cancelled	All RSUs are redeemed at 100% on the date immediately before the change of control

Stock options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately. Options expire on the original expiry date or three years from the date of retirement, whichever is earlier

			All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable

Retention incentive	Forfeited	Forfeited	Forfeited

Mr. Smith and Mr. Ludlow:

Awarded on a pro-rated basis based on the proportion of time lapsed from the effective date of employment to the termination date, relative to the time from the effective date of the employment agreement to the vesting date

Mr. Smith and Mr. Ludlow:

Awarded on a pro-rated basis based on the proportion of time lapsed from the effective date of employment to the termination date, relative to the time from the effective date of the employment agreement to the vesting date
(double trigger)

Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension

Entitled to accrued

pension and retiree health benefits

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to a subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested

Entitled to accrued

pension and retiree health benefits (double trigger)

Mr. Laurito:

Entitled to deferred compensation credits that would have been contributed to subaccount had the executive’s employment continued for 18 months after the termination date, and all credits made as of the termination date become fully vested (double trigger)

Perquisites	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately	Ceases immediately

The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2016.

	Voluntary resignation	Retirement (early or normal) (1)	Termination with cause	Termination without cause (2)	Change of control
Barry Perry
Cash severance	—	—	—	$4,400,000	$4,400,000 (double trigger)
Annual incentive	—	$1,100,000	—	$1,100,000	$1,100,000
Restricted share units	—	—	—	—	—
Performance share units	—	—	—	—	$7,542,651
Stock options	—	—	—	—	$3,869,075

Karl Smith
Cash severance	—	—	—	$1,504,000	$1,504,000 (double trigger)
Annual incentive	—	$413,000	—	$413,000	$413,000
Restricted share units	—	—	—	—	—
Performance share units	—	—	—	—	$2,141,683
Stock options	—	—	—	—	$2,431,022
Retention incentive	—	—	—	$1,040,656	$1,040,656 (double trigger)

Earl Ludlow
Cash severance	—	—	—	$1,346,400	$1,346,400 (double trigger)
Annual incentive	—	$369,000	—	$369,600	$369,600
Restricted share units	—	—	—	—	—
Performance share units	—	—	—	—	$1,419,548
Stock options	—	—	—	—	$1,649,317
Retention incentive	—	—	—	$601,601	$601,601 (double trigger)

Nora Duke
Cash severance	—	—	—	$1,204,000	$1,204,800 (double trigger)
Annual incentive	—	$301,200	—	$301,200	$301,200
Restricted share units	—	—	—	—	—
Performance share units	—	—	—	—	$933,870
Stock options	—	—	—	—	$1,487,880

James Laurito (3)
Cash severance	—	—	—	$1,736,813	$1,736,813 (double trigger)
Annual incentive	—	$434,203	—	$434,203	$434,203
Restricted share units	—	$905,526	—	—	$905,526
Performance share units	—	—	—	—	$1,646,326
Stock options	—	—	—	—	—

(1)         PSUs continue according to the normal schedule.

(2)         PSU payments depend on the notice period.

(3)         Mr. Laurito’s amounts have been converted from U.S. to Canadian dollars using the 2016 average exchange rate of US$1.00 = $1.3248.

For termination, any PSU payouts would depend on the notice period and termination date and be reviewed by the human resources committee.

Double trigger change of control

Double trigger change of control means there is a change of control of Fortis and the executive’s employment is terminated with good reason, or without cause, within 12 months following a change of control.

PSUs vest at 100% on the day immediately before the change of control according to the terms of the plan. Stock options vest immediately according to the terms of our 2012 and 2006 stock option plans.

Retention incentive

In 2014 in conjunction with their new roles and the unique circumstances, Mr. Smith and Mr. Ludlow entered into new employment agreements that included a retention arrangement to ensure the core leadership remains in place for our ongoing growth and success.

Under their new agreements, Mr. Smith and Mr. Ludlow are each eligible for a one-time retention incentive to be paid out as follows:

•        Mr. Smith: $1,870,000 on December 31, 2018 (equal to two times his salary and target annual incentive for 2014)

•        Mr. Ludlow: $850,000 on December 31, 2017 (equal to one times his salary and target annual incentive for 2014).

Neither payment is contingent on continued employment with us.

If either executive is terminated other than for cause before their December 31 date listed above, their payment will be pro-rated based on the period from the effective date of their employment agreement to the termination date.

4. OTHER INFORMATION

About non-GAAP measures

This circular includes the use of certain non-U.S. GAAP financial measures, including reported adjusted earnings and reported adjusted EPS. We refer to these measures as non-GAAP financial measures since they are not required by, or presented in accordance with, U.S. GAAP as prescribed by the Financial Accounting Standards Board.

We define these non-GAAP measures as follows:

•            reported adjusted earnings as net earnings attributable to common equity shareholders plus or minus items that management believes help shareholders better evaluate results of operations

•            reported adjusted EPS as reported adjusted earnings divided by the weighted average number of common shares outstanding.

The most directly comparable U.S. GAAP measures to reported adjusted earnings and reported adjusted EPS are net earnings attributable to common equity shareholders and basic earnings per common share.

The table below provides a reconciliation of the non-U.S. GAAP financial measures. The adjusting items below do not have a standardized meaning as prescribed under U.S. GAAP and are not considered U.S. GAAP measures and, therefore, may not be comparable to similar measures presented by other companies.

Non-U.S. GAAP reconciliation

Years ended December 31

($ millions, except for common share data)	2016	2015
Net earnings attributable to common equity shareholders	585	728
Adjusting items:
ITC
Accelerated vesting of stock-based compensation awards	22	—
UNS Energy
FERC ordered transmission refunds	18	—
FortisAlberta
Capital tracker revenue adjustment for 2013 and 2014	—	(9)
Non-Regulated - Energy Infrastructure
Gain on sale of non-regulated generation assets	—	(32)
Unrealized loss on mark-to-market of derivatives	6	—
Non-Utility
Net gain on sale of commercial real estate and hotel assets	—	(101)
Corporate and Other
Acquisition-related expenses and fees	90	7
Foreign exchange gain	—	(13)
Loss on settlement of expropriation matters	—	9
Adjusted net earnings attributable to common equity shareholders (reported adjusted earnings)	721	589
Adjusted earnings per common share (reported adjusted EPS)	$2.33	$2.11
Weighted average number of common shares outstanding (millions)	308.9	278.6

Directors’ and officers’ liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims. In 2016, we paid a premium of $1,132,035. The policy is renewable on July 1, 2017.

Loans to directors and officers

None of the directors or named executives have loans outstanding from Fortis or its subsidiaries as at March 17, 2017.

The table below shows the total indebtedness of all current and former executive officers, directors and employees outstanding as at March 17, 2017.

	To Fortis and its subsidiaries	To another entity
Share purchases	$5,453,627	—
Other	$1,890,858	—

Most of the indebtedness is for employees in our subsidiaries who have purchased Fortis shares under the 2012 employee share purchase plan. Other loans to employees are to assist with relocation, housing and the purchase of home computers.

For more information

You can find more information about Fortis on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on SEDAR and EDGAR and the Fortis website (www.fortisinc.com).

Or request a free printed copy from our Corporate Secretary:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street

P. O. Box 8837

St. John’s, NL

A1B 3T2

APPENDIX A CHANGE OF EXTERNAL AUDITORS DOCUMENTATION Change of auditors notice NOTICE OF CHANGE OF AUDITOR (National Instrument 51-102) TO: Ernst & Young LLP ("E&Y") Deloitte LLP ("Deloittc") AND TO: The securities regulatory authorities in each of the provinces of Canada RE: Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("51-102") Notice is hereby given of a change of the auditor of Fortis Inc. ("Fortis" or the "Corporation") pursuant to section 4.11 of NI 51-102. On February 15, 2017, the board of directors of Fortis (the "Board") determined that it would not propose E&Y for re-appointment as the Corporation's auditor at the upcoming meeting of Fortis shareholders expected to be held on May 4. 2017 (the "Meeting"). Instead, the Board determined it would recommend the appointment of Deloittc as auditor of the Corporation. The determination not to propose E&Y for re-appointment and the determination to recommend Deloitte for appointment, in each case as the Corporation's auditor at the Meeting, were considered and approved by both the Corporation's audit committee and the Board. E&Y did not express a modified opinion in any of its reports for: (a) the audits of the two most recently completed fiscal years of Fortis; or (b) any period subsequent to the two most recently completed fiscal years of Fortis and ending on February 15. 2017. No "reportable events" (as defined in section 4.11(1) of NI 51-102) have occurred. DATED the 17th day of February. 2017. FORTIS INC. Kkrl W. Smith Executive Vice President. Chief Financial Officer 86 FORTIS INC.

Acknowledgement of Ernst & Young LLP Dieppe Fredericton Halilax Saint John St. John's 11 Englehart Street 527 Queen Street RBC Waterside Centre Red Rose Tea Building FortisPlace Dieppe, NB E1A7Y7 Suite 110 1871 Hollis Street 5th floor 5 Springdale Street . Tel:+1506 853 3097 Fredericton, NB E3B 3T2 Suite 500 12 Smythe Street Suite 800 Fax:+1 506 859 7190 Tel:+1 506455 8181 Halifax, NS B3J 0C3 Saint John, NB E2L 5G5 St. John's, NL A1E 0E4 worKintj worm Fax;+1 506 455 8141 Tel:+1 902 420 1080 Tel:+1 506 634 7000 Tel:+1 709 7262840 Fax:+1 902 420 0503 Fas:+1 506 634 2129 Fax:+1 709 726 0345 Ernst 8 Young LLP Atlantic Canada ey.corn February 20, 2017 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission Ontario Securities Commission Autorite des marches financiers, Quebec Nova Scotia Securities Commission Financial and Consumer Services Commission, New Brunswick Superintendent of Securities, Prince Edward Island Office of the Superintendent of Securities, Newfoundland and Labrador Office of the Superintendent of Securities, Northwest Territories Office of the Superintendent of Securities, Nunavut Superintendent of Securities, Yukon Territory Dear Sirs/Mesdames Re: Fortis Inc. Change of Auditor Notice dated February 17, 2017 Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm. Yours sincerely, Chartered Professional Accountants cc: The Board of Directors, Fortis Inc. 2017 MANAGEMENT INFORMATION CIRCULAR 87

Acknowledgement of Ernst & Young LLP

Building a better working world

Dieppe
11 Englehart Street
Dieppe, NB E1A 7Y7
Tel: +1 506 853 3097
Fax: +1 506 859 7190

Fredericton
527 Queen Street
Suite 110
Fredericton, NB E3B 3T2
Tel: +1 506 455 8181
Fax: +1 506 455 8141

Halifax
RBC Waterside Centre
1871 Hollis Street
Suite 500
Halifax, NS B3J 0C3
Tel: +1 902 420 1080
Fax: +1 902 420 0503

Saint John
Red Rose Tea Building
5th floor
12 Smythe Street
Saint John, NB E2L 5G5
Tel: +1 506 634 7000
Fax: +1 506 634 2129

St. John's
Fortis Place
5 Springdale Street
Suite 800
St. John's, NL A1E 0E4
Tel: +1 709 726 2840
Fax: +1 709 726 0345

Ernst & Young LLP
Atlantic Canada
ey.com

February 20, 2017

Dear Sirs/Mesdames:

Yours sincerely,

Ernst + Young LLP

Chartered Professional Accountants

cc: The Board of Directors, Fortis Inc.

2017 MANAGEMENT INFORMATION CIRCULAR 87

Acknowledgement of Deloitte LLP DdoittG. SSesfreet St. John's NL A1E 0E4 Canada Tel: 709 576 8430 Fax: 709 576 8460 www.deloitte.ca February 22, 2017 British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission Ontario Securities Commission Autorite des marches financiers Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island Securities Commission of Newfoundland and Labrador Registrar of Securities, Yukon Territory Registrar of Securities, Northwest Territories Superintendent of Securities, Nunavut Dear Sirs/Mesdames: As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Fortis Inc. dated February 17, 2017 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements 1 to 3 and we have no basis to agree or disagree with statement 4 contained in the Notice. Yours truly, /s/ Deloitte LLP Chartered Professional Accountants 88                                                FORTIS INC.

APPENDIX B

SECOND AMENDED AND RESTATED 2012 EMPLOYEE SHARE PURCHASE PLAN

1                             Purpose

1.1                   The purpose of the Plan is to provide eligible employees of the Corporation and its subsidiaries with an opportunity to purchase common shares of the Corporation, thereby encouraging share ownership and enhancing the Corporation’s ability to attract, retain and motivate such employees.

1.2                   Participation in the Plan is entirely voluntary. No employee is obliged, as a term or condition of employment or otherwise, to participate in the Plan, and failure to participate shall not in any way affect employment.

2                             Definitions

2.1                   For the purpose of this Plan, unless the context requires a different meaning, the following terms have the following meanings:

“1994 Plan” means the Employee Share Purchase Plan of the Corporation, dated November 29, 1994, as amended;

“2010 Plan” means the 2010 Employee Share Purchase Plan of the Corporation, dated June 1, 2010, as amended;

“Account” of a Participant means the account established and maintained by the Administrative Agent for such Participant in accordance with the Administrative Agreement;

“Administrative Agent” means Computershare Trust Company of Canada, an entity independent of the Corporation, or such other independent administrative agent or custodian appointed by the Corporation;

“Administrative Agreement” has the meaning set out in Section 17.1;

“Allowable Employee Contribution” has the meaning set out in Section 6.1;

“Base Pay” means an employee’s basic or regular annual compensation from the Participating Company, excluding overtime, shift premiums, incentive payments, commissions, bonuses and other non-basic compensation items;

“Board” means the board of directors of the Corporation;

“Broker” means such broker or brokers as may be designated from time to time by the Administrative Agent;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the Provinces of Ontario or Newfoundland and Labrador;

“Cancellation Notice” means a cancellation notice in the form prescribed by the Corporation and submitted by a Participant;

“Corporation” means Fortis Inc., and includes any successor corporation thereof;

“Elected Contribution Amount” has the meaning set out in Section 6.2;

“Election Agreement” means an agreement in the form prescribed by the Corporation and submitted by an Eligible Employee;

“Eligible Employee” has the meaning set out in Section 4.1;

“Eligible Loan Participant” means any Participant, other than a person who is not eligible to receive an Employee Loan from a Participating Company under applicable law, as determined from time to time by the Board. For avoidance of doubt, any person in respect of whom it is unlawful for the Corporation, directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan under section 13(k) under the U.S. Securities Exchange Act of 1934, as amended, shall not qualify as an Eligible Loan Participant;

“Employee Contribution” means the contributions made to the Plan by Participants, as provided for in Section 6.2;

“Employee Loan” means the loan made to an Eligible Loan Participant from a Participating Company for the purpose of making an Employee Contribution to the Plan as provided for in Subsection 6.2(b);

“Employer Contribution” has the meaning set out in Section 7.1;

“Fair Market Value” at any date in respect of the Shares means the volume weighted average trading price of the Shares determined by dividing the total value of the Shares traded on the Toronto Stock Exchange during the last five trading days immediately preceding such date by the total volume of the Shares traded on the Toronto Stock Exchange during such five trading days (or, if such Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in their sole discretion;

“Insider” has the meaning set out in the TSX Company Manual;

“Investment Date” means each of the four quarterly Corporation dividend payment dates in a calendar year, on which date the Administrative Agent shall have invested all Employee Contributions and Employer Contributions received by the Administrative Agent since the immediately preceding Investment Date and such other date as may be specified by the Corporation, or such alternative regular dates as the Corporation may specify, upon not less than 90 days’ notice to the Administrative Agent, for the investment of Employee Contributions and Employer Contributions;

“Investment Period” means the period of time on and after an Investment Date and up to but excluding the immediately following Investment Date;

“Leave of Absence” means an unpaid period of absence formally granted in conformity with the rules of the Participating Company;

“Participant” means a person who is eligible to participate in the Plan and (i) has duly executed and submitted an Election Agreement in accordance with Section 5.1 and who has not cancelled or been deemed to have cancelled the Election Agreement, or (ii) is a participant in one or both of the 1994 Plan and the 2010 Plan (together, the “Predecessor Plans”) as of the date hereof, in which case such person shall be automatically designated as a Participant;

“Participating Company” means the Corporation, or the Subsidiary or affiliate of the Corporation employing the Participant;

“Payroll Office” means the Participating Company’s payroll office;

“Plan” means this 2012 Employee Share Purchase Plan, as amended and restated by this Second Amended and Restated 2012 Employee Share Purchase Plan, and as may be further amended from time to time;

“Proceeds of Sale” and similar phrases mean the net proceeds of sale after payment of applicable commissions and brokerage fees or other ancillary costs and expenses;

“Purchase Conditions” means, in respect of the authorization, issuance or sale of Shares from the Corporation to Participants under this Plan, the following:

(a)   the satisfaction of all requirements under applicable securities laws in respect thereof (including the U.S. Securities Act) and the obtaining of all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection therewith;

(b)   the admission of such Shares to listing on the TSX and/or any other stock exchange on which such Shares may then be listed; and

(c)    the Corporation’s receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction;

“Registration Statement” means an effective registration statement on Form S-8 (or any other applicable registration statement form) that is filed with the SEC under the U.S. Securities Act and covers the Shares to be offered and sold under the Plan from time to time;

“RRSP” means a registered retirement savings plan established under the Income Tax Act (Canada);

“SEC” means the U.S. Securities and Exchange Commission;

“Share Purchase Fund” has the meaning set out in Subsection 17.1(a);

“Shareholder” means a holder of Shares;

“Shares” means the common shares of the Corporation as currently constituted or any shares, securities or other property into which such shares are changed, reclassified, subdivided, consolidated or converted or which is substituted for such shares;

“Subsidiary” has the meaning given to that term in National Instrument 45-106;

“Suspension Event” means any of the following events: (i) the issuance by the SEC or any other regulatory or governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any of the Shares or the initiation or threatening of any legal proceeding for such purpose; (ii) the receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for issuance, offer or sale, or the initiation or threatening of any legal proceeding for such purpose; (iii) the occurrence of an event which the Board determines, in its sole discretion, makes the financial statements included in the Registration Statement ineligible for inclusion therein or makes any statement made in the Registration Statement or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or requires any revisions to the Registration Statement or such other document so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (iv) any pending corporate development with respect to the Corporation which the Board determines, in its sole discretion, may be material and that it is in the best interest of the Corporation to suspend the availability of the Registration Statement;

“TFSA” means a tax-free savings account established under the Income Tax Act (Canada);

“Treasury” means the treasury of the Corporation;

“TSX” means The Toronto Stock Exchange;

“U.S. Code” means the U.S. Internal Revenue Code of 1986, as amended;

“U.S. Code Section 409A” means Section 409A of the U.S. Code and the regulations and other guidance promulgated thereunder;

“U.S. Person” has the meaning ascribed to such term in Rule 902 of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

“U.S. Taxpayer” means a Participant who is a citizen or resident of the United States for the purposes of the U.S. Code, or whose participation in the Plan is subject, or would be subject, absent an exemption, to U.S. Code Section 409A.

3                             Construction

3.1                   In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a)   the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)   the terms “this Plan”, “herein”, “hereby”, “hereof” and “hereunder” and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(c)    references to Articles and Sections are to the specified articles and sections of this Plan;

(d)   words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(e)    the words “includes” and “including”, when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)     whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board;

(g)    unless otherwise specified, all references to money amounts are to Canadian currency;

(h)   whenever an Investment Date, or any other day specified for action in accordance with this Plan is not a Business Day, then such event shall be deemed to occur on the next following Business Day; and

(i)       for purposes of Subsection 6.2(b) and Section 14.1, the date of occurrence of the termination of a Participant’s employment by a Participating Company is the date that the Participant actually ceases to perform services for the Participating Company, without regard to whether (i) the Participant continues thereafter to receive any payment from the Participating Company in respect of such termination, including without limitation any continuation of salary or other compensation in lieu of notice of such termination, or (ii) such Participant claims or is found to be entitled at law to greater notice of such termination or greater compensation in lieu thereof than has been received by such Participant.

4                             Eligibility

4.1                   All full-time or part-time employees (i) who are not employed on a probationary, temporary, or seasonal basis with a Participating Company, and (ii) if not resident in Canada, who have received written notice from the Corporation confirming that their participation in the Plan is in compliance with applicable securities and other laws, shall be eligible to participate in the Plan (each an “Eligible Employee”). These conditions may be amended or waived in appropriate circumstances at the discretion of the Board.

4.2                   Retirees who are not U.S. Persons are eligible to continue participation in the Plan in accordance with the provisions of Sections 14.2 and 14.3. Retirees who are U.S. Persons are not eligible to continue to participate in the Plan, as provided in Section 14.2.

5                             Application for Participation

5.1                   An Eligible Employee who wishes to apply for participation in the Plan may do so by submitting an Election Agreement to the Payroll Office.  An Election Agreement so submitted shall become effective commencing no later than the second pay period after it is received and will continue to be effective until cancelled or deemed to be cancelled in accordance with the provisions of the Plan. Eligible Employees who are Participants as a result of being participants in the Predecessor Plans as of the date of this Plan shall not be required to submit an Election Agreement and shall be automatically enrolled as Participants in the Plan on terms substantially similar to their participation in the Predecessor Plans.

6                             Employee Contributions

6.1                   In any Investment Period, Participants may elect to contribute to the Plan an amount not less than 1% nor more than 10% of the Participant’s Base Pay. A Participant’s aggregate Employee Contribution in any calendar year (inclusive of contributions to alternative account structures described in Section 15.1) may not exceed 10% of the Participant’s Base Pay (the “Allowable Employee Contribution”).

6.2                   Participants may designate the amount of their Employee Contribution for each Investment Period (“Elected Contribution Amount”) and method of making an Employee Contribution by selecting one or more of the contribution methods set out in an Election Agreement and described below, or such alternative contribution methods as may be authorized by the Board from time to time, provided, however, that the method of making an Employee Contribution by requesting an Employee Loan, as set forth in Section 6.2(b) below, shall be available only to Eligible Loan Participants, and Participants who do not qualify as Eligible Loan Participants may make Employee Contributions only by way of lump sum contributions described in Section 6.2(a) below:

(a)   Lump Sum Contribution:

Participants may make Employee Contributions by way of lump sum contributions to the Plan by submitting an Election Agreement together with a cheque or authorization for direct deposit in the amount of the lump sum contribution to the Payroll Office prior to the date prescribed by the Participating Company. Employee Contributions by way of lump sum payments may not be made more than once per Investment Period; or

(b)   Employee Loan:

Eligible Loan Participants may make Employee Contributions by submitting an Election Agreement to the Payroll Office, prior to the date prescribed by the Participating Company, requesting an Employee Loan from the applicable Participating Company and directing the Participating Company to pay such amount to the Administrative Agent. The Participating Company shall loan the Eligible Loan Participant such amount for the sole purpose of making Employee Contributions to the Plan by delivering to the Administrative Agent payment in the amount of the Employee Loan requested by the Eligible Loan Participant. The Eligible Loan Participant shall repay the Employee Loan, without interest, over a term not exceeding fifty-two (52) weeks immediately following the date on which payment of the Employee Loan is made to the Administrative Agent. For as long as all or any part of the Employee Loan is outstanding, the Participating Company shall deduct from the Eligible Loan Participant’s Base Pay, commencing with the first pay cheque following payment, an amount sufficient to repay the Employee Loan through a series of equal deductions over the term of the loan. The full amount of the Employee Loan will become due and payable immediately upon the earlier of (i) the termination of the Eligible Loan Participant’s employment and (ii) date on which the recipient of such Employee Loan ceases to qualify as an Eligible Loan Participant. Any Shares acquired with a loan will be pledged to the Participating Company and will be restricted from sale or disposal (including the release of such Shares to the Participant following cancellation of his or her participation in the Plan pursuant to Article 12) until such time as the loan in respect thereof has been fully repaid.

6.3                   A Participant may change his or her Elected Contribution Amount (within the limits provided in Section 6.1) and, if such Participant is an Eligible Loan Participant, the contribution method, by submitting a new Election Agreement to the Payroll Office in the form prescribed by the Corporation. The new Election Agreement shall replace and supersede any previous Election Agreement submitted under this Plan or the Predecessor Plans. An election shall become effective upon receipt and processing of the Election Agreement by the Payroll Office.

7                             Employer Contributions

7.1                   The Participating Company shall pay to the Administrative Agent on behalf of and for the benefit of each Participant as additional salary, an amount equal to 10% of the Participant’s Employee Contributions contributed to the Plan pursuant to Section 6.2 hereof, provided that the maximum amount of additional salary payable to a Participant by a Participating Company in any calendar year shall be limited to 1% of the Participant’s Base Pay (an “Employer Contribution”). Such payment is conditional on the Participant providing the Participating Company with an irrevocable direction, made by completing and submitting the Election Agreement, to pay such amount to the Administrative Agent without withholding tax from such amount. Tax withheld in respect of Employer Contributions will be made from other income payable to the Participant by the Participating Company.

7.2                   The Participating Company shall also contribute an amount equal to 10% of any dividends payable by the Corporation on all Shares credited to a Participant’s Account and such contributions in respect of dividends shall also be considered an Employer Contribution.

8                             Purchases of Shares

8.1                   Employee Contributions and Employer Contributions shall be remitted to the Administrative Agent as soon as may be required by the Administrative Agent prior to an Investment Date. All Employee Contributions and Employer Contributions shall be held by the Administrative Agent pending purchases of Shares pursuant to this Article 8.

8.2                   All funds remitted to the Administrative Agent, including Employee Contributions and Employer Contributions, from time to time available for investment shall be used by the Administrative Agent to purchase Shares in accordance with this Article 8. Provided that the Purchase Conditions have been satisfied, Shares to be allocated to Participants on an Investment Date shall be purchased by the Administrative Agent on the Investment Date immediately following the Investment Period in which Employee Contributions were received.

8.3                   Subject to Section 19.1, Shares to be purchased by the Administrative Agent shall be acquired in the following manner:
(i) issuance from Treasury; (ii) purchases on the open market; or (iii) both (i) and (ii), in each case as may be determined by the Corporation. The Corporation shall advise the Administrative Agent on a date no later than 15 Business Days prior to the Investment Date as to the manner of such acquisition and, if from both Treasury and on the open market, the relative allocation of such acquisition.

8.4                   Shares purchased by the Administrative Agent from Treasury shall be purchased at the Fair Market Value on the date of purchase. Shares purchased on the open market shall be made through the facilities of the TSX and/or such other stock exchange as the Shares may from time to time be listed and posted for trading.

8.5                   The Corporation will pay the fees and expenses set out in the Administrative Agreement, and all brokerage fees and all other ancillary expenses relating to the purchase of Shares on the open market under the Plan.

8.6                   All Shares purchased by the Administrative Agent under the Plan shall be held by the Administrative Agent on behalf of the Participants pending distribution to the Participants. Until Shares held by the Administrative Agent are distributed to the Participants, all cash dividends and all distributions of property, warrants, options or rights in respect of such Shares shall be received by the Administrative Agent as registered holder of the Shares and held by the Administrative Agent. The Administrative Agent shall use all such cash dividends and the Proceeds of Sale of any such distributions of property or rights towards the purchase of Shares under this Article 8.

8.7                   Notwithstanding any other provision contained in the Plan, no Shares shall be purchased under the Plan on behalf of a Participant if, together with any other security based compensation arrangement established or maintained by the Corporation, such purchase could result, at any time, in:

(a)   the number of Shares issuable to Insiders, at any time, exceeding 10% of the issued and outstanding Shares; or

(b)   the number of Shares issued to Insiders, within any one-year period, exceeding 10% of the issued and outstanding Shares.

For the purpose of this Section 8.7, “issued and outstanding Shares” is determined on the basis of the number of Shares that are outstanding immediately prior to the purchase of Shares.

9                             Number of Shares Reserved

9.1                   The maximum number of Shares which may be reserved for issuance from Treasury under the Plan shall be 2,286,166 Shares, which number may only be increased with the approval of the Shareholders.

10                      Allocation of Shares to Participants’ Accounts

10.1            Shares held from time to time by the Administrative Agent shall be allocated as at the end of each Investment Period among all the Participants’ Accounts on a pro rata basis. The number of Shares allocated to a Participant’s Account shall be equal to the number obtained by dividing the sum of the following by the average cost per Share of the Shares purchased in such Investment Period:

(a)   the Participant’s Employee Contribution in such Investment Period;

(b)   the Participant’s Employer Contribution in such Investment Period;

(c)    the Participant’s pro rata share of all cash dividends received by the Administrative Agent in such Investment Period in respect of Shares held by the Administrative Agent; and

(d)   the Participant’s pro rata share of all Proceeds of Sale received by the Administrative Agent in such Investment Period for any property, warrants, options or rights distributed to the Administrative Agent in respect of Shares held by the Administrative Agent.

10.2            The average cost per Share of the Shares purchased during an Investment Period shall be determined by the Administrative Agent by dividing the total number of Shares purchased in such Investment Period into the total cost (excluding brokerage fees and other ancillary expenses paid by the Corporation) of such Shares, as determined by the Administrative Agent after making any currency conversion adjustments deemed appropriate by the Administrative Agent.

10.3            For the purposes of Subsections 10.1(c) and 10.1(d), a Participant’s pro rata share of any dividends or Proceeds of Sale of distributions shall be determined by dividing the number of Shares allocated to such Participant’s Account as at the record date for the dividend or distribution by the total number of Shares allocated to all Participants’ Accounts as at the record date for the dividend or distribution.

11                      Statement of Account

11.1            A statement of account shall be issued by the Administrative Agent to each Participant as soon as is practical following the end of each Investment Period. The statement of account shall indicate for the relevant Investment Period the number of Shares allocated to the Participant’s Account (including all whole and fractional shares), the number of Shares withdrawn from the Account, the Participant’s pro rata share of all cash dividends received by the Administrative Agent in respect of the Shares held by the Administrative Agent and the amount of any lump sum Employee Contributions received by the Administrative Agent.

12                      Cancellation by a Participant

12.1            A Participant may cancel his or her participation in the Plan at any time by submitting a Cancellation Notice to the Payroll Office. Cancellation shall become effective upon receipt of the Cancellation Notice by the Administrative Agent.

12.2            Provided that no Employee Loan is outstanding, the Participant shall receive the whole Shares in the Participant’s Account, net of any applicable withholding taxes, as of the effective date of cancellation. Payment shall be made in cash for any fraction of a Share to which the Participant is entitled. For the purposes of determining the amount of any such cash payment, Shares shall be valued using the average cost of the Shares which were allocated in the Investment Period in which the effective date of cancellation occurs.

12.3            Delivery of a share certificate or other evidence of share ownership representing the whole Shares to which the cancelling Participant is entitled, and of the cash payment, if any, shall be made to the Participant at the end of the Investment Period following the Investment Period in which the cancellation becomes effective. Unless otherwise instructed by the Participant, such share certificate or other evidence of share ownership shall be registered in the Participant’s name and delivered to the Participant at the address indicated in his or her Election Agreement or, in the case of participants in the Predecessor Plans automatically enrolled in the Plan, as indicated by the records of the Administrative Agent.

13                      Leave of Absence

13.1            While a Participant is on Leave of Absence, the Participant’s enrolment in the Plan shall be suspended until the Participant’s return. A Participant on Leave of Absence shall not be permitted to remit payments for the purchase of Shares under this Plan unless so authorized by the Board and, in the case of an Eligible Loan Participant, will be required to make arrangements satisfactory to the Payroll Office in respect of any outstanding Employee Loan.

13.2            When continued participation in the Plan is authorized by the Board for a Participant on a Leave of Absence, an advance payment of the amount required to cover the period of unpaid absence shall be made by cheque or authorization for direct deposit payable to the Participating Company. The amount of prepayment shall be the amount that the Participant would otherwise be entitled to contribute during the Leave of Absence if he or she had not taken a Leave of Absence, provided that the Participant shall not be entitled to change such amount pursuant to Section 6.3 unless authorized by the Board. A Participant on a Leave of Absence who has been authorized by the Board to make prepayments for the purchase of Shares under the Plan may make the required prepayment in instalments by the use of two or more cheques. All but the first cheque may be post-dated so that payments for the period covered by each cheque will be made in advance.

14                      Retirement - Termination - Death

14.1            When a Participant (i) retires, (ii) terminates, or (iii) dies, the Participant, or in the case of death, the Participant’s estate, shall be entitled to receive the whole Shares in the Participant’s Account, net of any applicable withholding taxes, by delivery of a share certificate or other evidence of share ownership to the Participant or the Participant’s estate, as well as a cash payment for the value of any fraction of a Share in the Participant’s Account. Alternatively, the Participant or the Participant’s estate may direct the Administrative Agent to sell the whole Shares in the Participant’s Account and remit the proceeds of such sale, net of any applicable fees, expenses and withholding taxes, to an external account. The determination of the number of Shares for the purpose of distribution or sale shall be made as of the end of the Investment Period in which the event referred to in item (i), (ii) or (iii) occurs.

14.2            Upon retirement, a Participant who is not a U.S. Person may elect to continue participation in the Plan, provided that a retiree’s participation shall be limited to the reinvestment of dividends by the Administrative Agent in respect of Shares held by the Administrative Agent on behalf of the Participant as provided pursuant to Section 10.1 hereof. Upon termination or death, the Participant shall be deemed to have cancelled the Election Agreement and withdrawn from the Plan on the last day of the Investment Period in which such event occurs and the Participant shall cease to receive any Employer Contribution from a Participating Company.  Upon the retirement from employment of a Participant who is a U.S. Person, such Participant shall be deemed to have cancelled the Election Agreement and withdrawn from the Plan as of the last day of the Investment Period that ended immediately prior to the date on which such retirement occurred, and the Participant shall be deemed not to have participated in the Plan during the Investment Period in which such retirement occurred.

14.3            A notice electing (i) to continue limited participation in the Plan (in the case of retirement), (ii) to transfer the whole Shares in the Participant’s Account to an external account provided in such notice, or (iii) to sell the whole Shares in the Participant’s Account and transfer the net proceeds to an external account provided in such notice, must be submitted in the form prescribed by the Corporation to the Payroll Office within 90 days of the Participant’s retirement, termination or death. If no notice is filed within 90 days following such an event, the Participant or the Participant’s estate shall be deemed to have elected to have the Participant’s Shares transferred to the name of the Participant or the Participant’s estate, as applicable and in the case of any Participant Shares held in any alternative account structure as may be permitted under Section 15.1, the Participant shall be deemed to have elected to terminate such alternative structures and liquidate or transfer any such alternative structures in accordance with the terms thereof.

15                      Alternative Account Structures

15.1            The Corporation may offer alternative account structures for investment of Employee Contributions and Employer Contributions on behalf of the Participant in RRSP, TFSA or other similar arrangements made available in Canada, provided that the aggregate annual Employee Contribution to all account structures utilized by the Participant does not exceed the Allowable Employee Contribution and upon such other terms and conditions applicable to such alternative account structures as may be prescribed by the Corporation and the Administrative Agent.

16                      Termination for Inactivity

16.1            Where a Participant has not made a contribution in the previous twenty-four (24) months, the Corporation may direct the Administrative Agent to terminate that Participant’s participation in the Plan.

17                      Administrative Agent

17.1            The Corporation shall enter into an agreement (the “Administrative Agreement”) with the Administrative Agent. The Corporation will not, directly or indirectly, control the time, price, amount or manner of Share purchases or the choice of Broker through which Share purchases are made. The Administrative Agreement shall provide, among other things, that:

(a) all cash, Shares, dividends or property received by the Administrative Agent under the Plan or in respect of Shares held by the Administrative Agent shall be held by the Administrative Agent as nominee (the “Share Purchase Fund”) and no part of the Share Purchase Fund shall be used for or diverted to purposes other than for the exclusive benefit of Participants, subject to a charge in favour of the Administrative Agent in respect of compensation payable to the Administrative Agent for the performance of its duties under the Administrative Agreement;

(b) the Administrative Agent shall establish and maintain an Account for each Participant as contemplated by the Plan;

(c) all funds in the Administrative Agent from time to time and available for investment shall be used by the Administrative Agent to purchase Shares in accordance with Article 8;

(d) the Administrative Agent or any person authorized to purchase Shares under the Plan may temporarily hold in cash or invest Administrative Agent monies in short-term government obligations or investments with a Schedule I Canadian chartered bank with an original maturity of not greater than one year pending investment of such funds in Shares;

(e) all Shares held by the Administrative Agent shall be registered in the name of the Administrative Agent or its nominee. Until Shares held by the Administrative Agent are distributed, the Administrative Agent shall have all voting and corporate rights in respect of such Shares. The Administrative Agent shall vote, directly or by proxy, the Shares registered in its name in such manner as each Participant shall have previously directed in writing, and in default of any such direction the Administrative Agent shall refrain from voting, directly or by proxy. The Administrative Agent may and will, if so required by any Participant, execute all proxies necessary or proper to enable the employee to attend and vote the Shares held by the Administrative Agent on his or her behalf at any such meeting in place of the Administrative Agent;

(f) all non-cash dividends or distributions of property or rights, other than stock dividends, received by the Administrative Agent in respect of the Shares shall to the extent possible be sold by the Administrative Agent in the open market or by private sale and the Proceeds of Sale used to purchase Shares under Article 8; and

(g) the Administrative Agent shall prepare and file appropriate tax information for the Share Purchase Fund in respect of each year.

18                      Rights Not Transferable

18.1            Except insofar as applicable law may otherwise require, no right or interest of any Participant under the Plan shall be assignable or transferable in whole or in part either directly or otherwise. Except insofar as applicable law may otherwise require, no right or interest of any Participant under the Plan shall be liable for or subject to any obligation or liability of such Participant.

18.2            If a Participant is transferred in an employer-supported transfer from one Participating Company to another Participating Company, his or her Election Agreement shall remain in full force and effect with the other Participating Company.

19                      Amendment of the Plan

19.1            The Board may, insofar as permitted by law and subject to any required approval of the TSX, any other stock exchange or other authority, amend, modify, revise or otherwise change the terms of the Plan, in whole or in part, provided that no amendment or revision may use or divert any part of the Share Purchase Fund for purposes other than for the exclusive benefit of Participants. The Board may suspend, discontinue or terminate this Plan at any time. Notwithstanding anything to the contrary in the Plan, in the event that a Suspension Event has occurred and is continuing, the Plan shall be suspended until such time as the Board determines that (i) such Suspension Event has been cured and is no longer outstanding and (ii) Shares can be issued, offered and sold under the Plan pursuant to a Registration Statement.

19.2          For greater certainty and without limiting any of this Article 19, Shareholder approval shall not be required for the following amendments, subject to any regulatory approvals including, where required, the approval of the TSX and any other stock exchange on which the Shares are then listed or quoted for trading:

(a) amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

(b) amendments necessary to comply with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX;

(c) amendments to the definition of Eligible Employee other than an amendment which would have the potential of broadening or increasing Insider participation;

(d) amendments respecting administration of the Plan, including but not limited to changing the process by which an Eligible Employee may participate in the Plan, such as changing the Investment Dates, changing the manner in which Employee Contributions may be made, changing the form of Election Agreement and changing the place where such payments and notices must be delivered;

(e) amendments to the Allowable Employee Contribution established in Section 6.1, provided that the Allowable Employee Contribution may not exceed 25% of a Participant’s Base Pay;

(f) amendments to the definition of Employer Contribution that would adjust the financial assistance provided to Participants, provided that such financial assistance is not greater than 25% of the Participant’s Employee Contributions;

(g) amendments necessary to introduce vesting or retention periods in respect of Shares purchased under the Plan; and

(h) amendments necessary to suspend or terminate the Plan.

19.3            Any such amendment shall be effective at such date as the Board may determine, except that no such amendment, other than one of a minor nature, may apply to any period prior to the announcement of the amendment unless, in the opinion of the Board, such amendment is necessary or advisable in order to comply with the provisions of applicable legislation (including any regulations or rulings thereunder) or would not adversely affect the rights of Participants in respect of the Plan. Notice of any amendment of the Plan shall be given promptly to the Administrative Agent and to Participating Companies and, except for changes of a minor nature which do not adversely affect their interests, shall also be given to all Participants. Notwithstanding Section 19.2, Shareholder approval shall be required for:

(a) any amendment to increase the maximum number of Shares reserved for issuance from Treasury under the Plan;

(b) any amendment to the definition of Eligible Employee as set out in Section 4.1 so as to potentially broaden or increase Insider participation;

(c) any amendment that would increase the Allowable Employee Contribution established in Section 6.1 to an amount greater than 25% of a Participant’s Base Pay;

(d) any amendment that would provide for any additional form of financial assistance to Participants;

(e) any amendment to the definition of Employer Contribution that would provide financial assistance to Participants that is greater than 25% of the Participant’s Employee Contributions;

(f) any amendment to remove, exceed or increase the limits on Insider participation in the Plan established by Section 8.7, and

(g) any amendment to the provisions of this Article 19 which is not an amendment within the nature of Subsections 19.2(a) or 19.2(b).

19.4            The Shareholders’ approval of an amendment, if required pursuant to Section 19.3, shall be given by the approval of a majority of the Shareholders present in person or by proxy and entitled to vote at a duly called meeting of the Shareholders and shall, if and only to the extent required under applicable securities laws and regulatory requirements, exclude the votes cast by Insiders of the Corporation.

20                      Termination of Plan

20.1            The Corporation may at any time terminate the operation of the Plan by resolution of the Board. Prior to any such termination, each Participant and each Participating Company shall be given at least 30 days’ notice in writing.

20.2            In the event of the termination of the Plan, each Participant shall receive the whole Shares allocated to his or her Account and payment in cash for any balance of fractional Shares. For the purposes of making such cash payment, the Administrative Agent shall sell the fractional Shares of the Participants in the open market or by private sale and the proceeds of any such sale shall be divided among the Participants in proportion to the number of fractional Shares held by such Participants.

21                      Communications with Participants

21.1            All notices, statements of account, share certificates or other evidence of share ownership and other documents to be delivered to a Participant shall be deemed duly given when mailed to the Participant’s address indicated in his or her Election Agreement or, in the case of participants in the Predecessor Plans automatically enrolled in the Plan, as indicated by the records of the Administrative Agent. Participants must notify the Payroll Office promptly in writing of any change of address.

21.2            Notices to the Administrative Agent shall be sent to: Fortis Inc. — Second Amended and Restated 2012 Employee Share Purchase Plan

c/o Computershare Trust Company of Canada

1500 University Avenue, 7th Floor

Montreal, QC H3A 3S8

Telephone:  1-866-586-7638

22                      Administrative and Interpretation of the Plan

22.1            The Plan shall be administered by the Board. The Board may from time to time adopt such policies, guidelines, rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate any of its powers in that capacity to a committee of the Board or an officer or officers of the Corporation.

22.2            Determinations of the Board (or a duly appointed committee or individual thereof) as to any questions which may arise with respect to the interpretation of the provisions of the Plan shall be final and binding on all Participants.

22.3            In any case where the strict application of any provision of the Plan may cause hardship to a Participant, the Board (or a duly appointed committee or individual thereof) may in its sole discretion waive or partially waive such strict application, on such terms as it deems appropriate, provided that such a waiver shall not constitute a general waiver of such provision.

22.4            The Participating Companies shall not be liable under the Plan, except in the case of willful misconduct, for any act or for any omission to act including, any claims of liability with respect to the price at which Shares are acquired for the Participant’s Account.

22.5            Neither the Corporation, Participating Companies nor the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares purchased by a Participant pursuant to the Plan; any change in market price of the Shares between the time of an Employee Contribution or an Employer Contribution and the time a purchase of Shares using such Contributions takes place; and any change in the market price of the Shares between the time any dividends are paid in respect of the Shares and the time a purchase of Shares using such dividends takes place.

23                      Governing Law

23.1            This Plan will be governed and construed in accordance with the laws of the Province of Newfoundland & Labrador and the laws of Canada applicable therein.

24                      Effective Date

24.1            The Plan is effective as of May 4, 2012. The first Investment Date under this Plan is June 1, 2012.

24.2            This Second Amended and Restated 2012 Employee Share Purchase Plan shall become effective on the date of approval thereof by the shareholders of the Corporation.

25                      Special Provisions for U.S. Citizens and Residents

25.1            Notwithstanding any provision of the Plan to the contrary, including, without limitation, Articles 12 and 14, if a U.S. Taxpayer cancels his or her participation in the Plan or a U.S. Taxpayer’s employment terminates, and if distribution of part or all of such U.S. Taxpayer’s Account is deferred until a later date, any cash or Shares credited to such Account will in all cases be distributed by March 15 of the year following the year in which such cancellation or termination of employment occurs.

25.2            Participation in the Plan is intended to be exempt from Section 409A of the U.S. Code. Notwithstanding the foregoing, neither the Corporation nor the Board, any Participating Company or any officer, director, employee, agent or representative of the foregoing shall be liable to any Participant or his or her estate, heirs or beneficiaries for any taxes relating in any way to the Shares or the Participant’s Account, including, without limitation, as a result of the application of Section 409A of the U.S. Code to such Shares or Account. Each U.S. Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Taxpayer in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under U.S. Code Section 409A), and neither the Corporation nor any Participating Company or any other subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Taxpayer harmless from any or all of such taxes or penalties.

25.3            Each U.S. Taxpayer shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan (excluding any Employer Contribution as provided in Section 7.1), or from any other compensation or amounts owing to the U.S. Taxpayer, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

APPENDIX C
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

FORM 58-101F1
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

All page references in this Appendix C are to the management information circular dated March 17, 2017.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1. Board of Directors

(a) Disclose the identity of directors who are independent.	Yes

10 of the 12 directors proposed for nomination on pages 13 through 24 of this circular are independent in accordance with the meaning of independence set out in Section 1.4 of National Instrument 52-110 — Audit Committees. The board considers Ms. Ball, Ms. Clark, Ms. Dilley and Ms. Goodreau and Mr. Blouin, Mr. Borgard, Mr. Haughey, Mr. McWatters, Mr. Munkley and Mr. Zurel to be independent. The directors the board considers not to be independent are Mr. Welch, former President and CEO of ITC who will be considered independent on November 1, 2019 and Mr. Perry, President and CEO of Fortis.

(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

(c) Disclose whether or not a majority of directors are independent.	Yes

(d)         If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

	Yes	All of the directorships of the nominated directors with other reporting issuers are set out on pages 13 through 24 of this circular.

(e)          Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Yes

The directors regularly meet without the President and CEO and other management present at meetings of the board and its committees. During 2016, the directors of the board and committees held meetings without management present at every meeting of the board and at each committee meeting. The number of meetings involving periods without the President and CEO and other management present during 2016 were as follows:

		Board Audit Governance and nominating Human resources	16 12 5 7

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(f)           Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Yes

Douglas J. Haughey was appointed non-executive Chair effective September 1, 2016. Prior to that time, David G. Norris served as non-executive Chair from December 14, 2010 through August 31, 2016. Both Mr. Haughey and Mr. Norris are independent directors. Mr. Haughey is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work. He serves as a member of all committees and is the link between the board and management on all matters concerning the board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2016 is disclosed in the tables on pages 13 through 24 and summarized on page 25 of this circular.

2. Board Mandate

Disclose the text of the board’s written mandate.	Yes	The text of the board mandate is disclosed in Appendix D of this circular.

3. Position Descriptions

(a)         Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

The board, with the assistance of the governance and nominating committee, has developed a written position description for the Chair. There are no specific position descriptions for the chair of each committee; however, there are written mandates for each committee which delineate the responsibilities of each committee with which the chair thereof is responsible to comply.

(b)         Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

	Yes	The board has developed a written position description for the CEO.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

4. Orientation and Continuing Education

(a)         Briefly describe what measures the board takes to orient new directors regarding:

(i)             the role of the board, its committees and its directors, and

(ii)          the nature and operation of the issuer’s business.

Yes

Each new recruit to the board meets with the Chair of the board and the chair of the governance and nominating committee. New directors attend an orientation session where senior management review our business, corporate strategy, financial profile, governance structure and systems, culture and key issues. As well, the Chair of the board and the chair of the governance and nominating committee participate in the director orientation session and provide direct insight into the role and functioning of the board and its current priorities. New directors are provided with a copy of our director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies and materials related to Fortis and the industry. The orientation session also allows new directors to review the information and materials provided and better understand the role of the board and the committees in the context of the business.

(b)         Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Continuing education is provided through a number of methods, including site visits, an annual dedicated strategy session, presentations from senior management, employees, and outside experts to the board and its committees on topics of interest and developing issues, as well as the ongoing distribution of relevant information. Presentations are made to the board on developments in the business and regulatory environment impacting Fortis and its subsidiaries. Board meetings are periodically held at the business locations of Fortis subsidiaries which, in addition to presentations from management of each company regarding the specific business, affords directors the opportunity to observe operations and meet employees of the operating subsidiaries. Each subsidiary CEO is present for an annual presentation to the board on matters affecting their subsidiary’s operation. We also pay for directors to attend appropriate educational seminars.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of business conduct and ethics for Fortis.

(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on the Fortis website at www.fortisinc.com (under Corporate Governance) and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the audit committee, receives reports on compliance with the code.

(iii)       provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Yes

The board has not granted a waiver of the code for a director or executive officer during the past 12 months or during 2016. Accordingly, we have not been required to file a material change report on this basis.

(b)         Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Yes

The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes

The governance and nominating committee is responsible for identifying new candidates for the board. It annually identifies director skills, experience and diversity characteristics, while also considering projected retirements, and oversees a director recruitment search and nomination process leading to recommendations to the board for consideration and recommendation for election by the shareholders. The governance and nominating committee previously engaged SpencerStuart to aid in identifying new candidates for the board. Fortis has a diversity policy which describes the principles underlying our approach to diversity. All of our utility subsidiaries that are reporting issuers operate with boards composed of a majority of independent members which gives Fortis an opportunity to observe the performance and assess suitability of prospective nominees to the board in an appropriate environment. Subsidiary boards have been the source of seven of the current nominees.

The governance and nominating committee is composed of eight independent directors as disclosed on page 29 of this circular.

Please see the discussion about the governance and nominating committee on page 29 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes

The governance and nominating committee reviews director compensation on a regular basis in relation to published surveys and private polls of other comparable corporations and obtains advice from independent consultants and recommends any adjustments thereto for adoption by the board. The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 47 of this circular. Beginning with the annual meeting of shareholders held on May 4, 2012, we have conducted an annual advisory vote on our approach to executive compensation, and the results are reviewed by the human resources committee.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(b)         Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Yes

The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation and published material and in consultation with appropriate consultants.

(c) Describe the skills and experience that enable the compensation committee to make decisions of the suitability of the company’s compensation policies and practices.	Yes

Fortis recognizes the importance of appointing knowledgeable and experienced individuals to its human resources committee. All members of the committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that sound compensation risk management principles are being adhered to in order to align management and shareholder interests. More specifically, all committee members have significant senior leadership experience from their tenures at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in size and complexity to Fortis.

(d) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee is responsible for monitoring the compensation practices and policies of Fortis and making any recommendations to the board as described on page 47 of this circular. Administration and management of the 2012 stock option plan and predecessor option plans, including the authority to grant options to employees, is the responsibility of the human resources committee which also administers the performance share unit plan and predecessor plan for the CEO.

(e)          If a compensation consultant or advisor has been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Yes

Fortis retains Korn Ferry Hay Group and Mercer to advise on executive compensation and pension matters. Korn Ferry Hay Group rates the positions in Fortis and its subsidiaries and provides reports about median compensation levels for the rated positions. Mercer provides consulting advice on pension matters and management support to pension plan administration. In 2016, Fortis also retained Willis Towers Watson as part of its executive compensation review. Fees paid to the compensation consultants are disclosed on page 48 of this circular.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	The three standing committees of the board are: audit committee, governance and nominating committee and human resources committee.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The governance and nominating committee is responsible for regular assessment of the effectiveness and contribution of the board, its committees and individual directors. It carries out this responsibility through a periodic confidential survey of each director regarding his or her views on the effectiveness of the board and committees, the effectiveness of the Chair, which are summarized and reported to the committee and Chair of the board. The review includes a section on individual issues which the committee believes would disclose any concerns relating to an individual director. A review was carried out and considered by the governance and nominating committee. In addition to the formal review process, the Chair of the board conducts individual private interviews with each director to discuss the director’s assessment of the board’s performance and any concerns about the performance of the board or other individual directors. A description of this process is on page 38 of the circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The board has adopted term limits for directors. Directors are elected for a term of one year and except in exceptional circumstances will be eligible for re-election at the annual meeting of shareholders next following the earlier of the date on which they achieve age 72 or the 12th anniversary of their initial election to the board.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

11. Representation of Women on Board

(a)         Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

	Yes	Fortis has adopted a written diversity policy with targets. The policy was amended in early 2017 to seek to maintain a Board in which each gender represents at least 33% of non-executive directors.

(b)         If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)            short summary of its objectives and key provisions

(ii)         the measures taken to ensure that the policy has been effectively implemented

(iii)      annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv)     whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Yes

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The board has committed to increasing female representation on the board and at the executive level. The governance and nominating committee is responsible for regularly reviewing and monitoring performance under the diversity policy and the human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include four females who collectively represent 33.3% of the nominees for election as directors.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Yes

In accordance with the diversity policy, the governance and nominating committee considers candidates on merit against objective criteria while considering the benefits of diversity. It considers diversity within the context of our needs and objectives, diverse customer base and domestic and international operations. Accordingly in searches for potential new directors, the governance and nominating committee considers the level of female representation and diversity on the board as one of several factors in its search and identification process. In 2016 the governance and nominating committee engaged SpencerStuart to help identify potential director nominees and requested SpencerStuart to consider diversity, including female representation, in bringing forward candidates for consideration.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Yes

In identifying and considering potential candidates for executive appointments, Fortis looks first to individuals within the organization and its subsidiaries and considers diversity, as well as factors such as years of service, regional background, merit, experience and qualification. Fortis does not set specific targets for gender representation when identifying potential candidates for executive officer positions, but does consider diversity and seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

14. Issuer’s Targets Regarding the Representation of Women in Executive Officer Appointments

(a)         For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets. The policy was amended in early 2017 to seek to maintain a Board in which each gender represents at least 33% of non-executive directors.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

Our diversity policy does not establish fixed targets for gender representation for executive officer positions. The board believes that establishing quotas or formulaic approaches do not necessarily result in the identification or selection of the best candidates. Rather, Fortis is committed to increasing female representation at the executive level and considers diversity when evaluating candidates. Fortis seeks to ensure a representative list of females is included among the group of prospective candidates for executive positions.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) short summary of its objectives and key provisions	Yes

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(ii) the measures taken to ensure that the policy has been effectively implemented.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Yes	Of the current 12 director nominees, four (or 33%) are women. This is unchanged from 2016.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	One of the named executive officers of Fortis is female and two vice-presidents are female, representing 30% of the executive.

APPENDIX D

BOARD MANDATE

The board of directors (the “Board”) of Fortis Inc. (the “Corporation”) is responsible for the stewardship of the Corporation. The Board will supervise the management of the business and affairs of the Corporation and, in particular, will:

A.  Strategic planning and risk management

1)             Adopt a strategic planning process and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business;

2)             Monitor the implementation and effectiveness of the approved strategic and business plan;

3)             Assist the CEO in identifying the principal risks of the Corporation’s business and the implementation of appropriate systems to manage such risks;

B.  Management and human resources

1)             Select, appoint and evaluate on an ongoing basis, the CEO, and determine the terms of the CEO’s employment with the Corporation;

2)             In consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, training and evaluating senior management);

3)             To the extent feasible, satisfy itself as to the integrity of the CEO and other officers and the creation of a culture of integrity throughout the Corporation;

4)             Having regard to recommendations of the Human Resources Committee, and in consultation with the CEO, the Board shall adopt a position description for the CEO which:

a. defines the scope of management’s responsibilities; and

b. sets out the overall corporate goals and objectives that the CEO is responsible for meeting.

C.  Finances, controls and internal systems

1)             Review and approve all material transactions including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board;

2)             Evaluate the Corporation’s internal controls relating to financial and management information systems;

D.  Communications

1)             Adopt a communication policy that seeks to ensure that effective communications, including statutory communication and disclosure, are established and maintained with employees, shareholders, the financial community, the media, the community at large and other security holders of the Corporation;

2)             Establish procedures to receive feedback from stakeholders of the Corporation and communications to the independent directors as a group;

E.  Governance

1)             Develop the Corporation’s approach to corporate governance issues, principles practices and disclosure;

2)             Establish appropriate procedures to evaluate director independence standards and allow the Board to function independently of management;

3)             Appoint from among the directors an audit committee and such other committees of the Board as deemed appropriate and delegate responsibilities thereto in accordance with their mandates;

4)             Develop and monitor policies governing the operation of subsidiaries through exercise of the Corporation’s shareholder positions in such subsidiaries;

5)             Develop and monitor compliance with the Corporation’s code of conduct, including the consideration of any waiver granted to a director or senior officer of the Corporation from complying with such code of conduct and approve or reject such waiver as it deems appropriate;

6)             Set expectations and responsibilities of directors, including attendance at, preparation for and participation in meetings, as set out at Section F hereof;

7)             Evaluate and review the performance of the Board, each of its committees and its members;

F.  Duties and responsibilities of directors

1)             In exercising his or her powers and discharging his or her responsibilities to the Corporation, each Director has a statutory obligation to:

a. act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

b. exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care);

2)             Each Director must also comply with all policies of the Corporation applicable to members of the Board, including the Code of Business Conduct and Ethics adopted by the Corporation, which is designed to promote honest, ethical and lawful conduct by all employees, officers and directors of the Corporation;

3)             A Director shall review and participate in the work of the Board necessary in order for the Board to discharge its duties and responsibilities as set out in this Mandate and the Board of Directors Governance Guidelines;

4)             A Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors;

5)             In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

a. respond promptly to management requests in respect of availability for proposed meetings;

b. review thoroughly the material provided to the Director by management in connection with the meeting; and

c. attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

6)             A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors; and

7)             A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

(Effective January 1, 2015)

You can contact our proxy solicitation agent if you have questions:

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2

www.kingsdaleadvisors.com

North American phone: 1.888.518.6828 (toll-free)
Email: contactus@kingsdaleadvisors.com
Facsimile: 416.867.2271
Facsimile: 1.866.545.5580 (toll-free)
Outside North America, banks and brokers call collect: 416.867.2272

Fortis Place

Suite 1100, 5 Springdale Street

PO Box 8837

St. John’s, NL

A1B 3T2

T:  709.737.2800

F:  709.737.5307

www.fortisinc.com